UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Eschange Act of 1934

                              POLYPHASE CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   731791 L0 9
                                 (CUSIP Number)


                                 Paul A. Tanner
                              Polyphase Corporation
                              16885 Dallas Parkway
                               Dallas, Texas 75248
                                 (214) 732-0010
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  MAY 31, 1994
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13b-7.)

CUSIP No. 73179L L0 9

1. Name of Reporting Person. HAROLD L. ESTES S.S. or I.R.S. Identification No. of Person: ###-##-#### 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|

3.   SEC Use Only

4.   Source of Founds (See Instructions) 00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.   Citizenship or Place of Organization UNITED STATES

                   7.  Sole Voting Power                            2,000,000
Number of Shares                                                  --------------
Beneficially Owned 8.  Shared Voting Power                              0
by Each Reporting                                                 --------------
Person With        9.  Sole Dispositive Power                       2,000,000
                                                                  --------------

10. Shared Dispositive Power
                                                                        0
                                                                  --------------
11.    Aggregate Amount Beneficially Owened by Each Reporting Person
                                                                       2,000,000
                                                                  --------------
12.    Check is the Aggregte Amount in Row 11 Excludes Certain Shares (See
               Instructions) |_|

13.    Percent of Class Represented by Amount in Row 11
                                                                      15.21% (1)
                                                                  --------------
14.    Type of Reporting Person (See Instructions):
                                                                         IN
                                                                  --------------
--------
1 This percentage was calculated based on information furnished by the Issuer regarding the number of shares outstanding as of May 17, 1996.

                                  SCHEDULE 13D

Item 1. Security and Issuer.

     (a)  Title of the class of equity securities:

         Common Stock, $0.01 par value per share (the "Common Stock").

     (b)  Name of principal executive offices of the Issuer:

               NAME                          POSITION
          ---------------              -------------------------------------
          Paul A. Tanner               President and Chief Executive Officer

          James Rudis                  Executive Vice President

          William E. Shatley           Senior Vice President and Treasurer


     (c)  Address of the principal executive officers of the Issuer:

                16885 Dallas Parkway, Suite 400, Dallas, Texas  75248.

Item 2. Identify and Background.

     (a)  Name:

                      Harold L. Estes.

     (b)  Residence or business address:

          Rt. 15, Box 9475, Hwy. 59 South, Lufkin, Texas 75901.

     (c)  Present principal occupation:

          President, Chief Operating Officer and Director of Texas Timberjack, Inc. ("TTI"), a Texas corporation and a wholly-owned subsidiary of the Issuer. TTI is a distributor of industrial and commercial-grade agricultural, timber and logging equipment. The address of TTI's principal executive offices is 3409 South Medford, Lufkin, Texas 75901.

     (d)  Criminal convictions:

          Mr. Estes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

     e)   Civil proceedings:

          Mr. Estes has not been subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          Mr. Estes is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

          Mr. Estes acquired beneficial ownership of the shares of Common Stock, approximately $4,000,000 in cash and a $10,000,000 promissory note (the "Note") payable to the order of Mr. Estes, due October 31, 1994, from the Issuer in consideration for all of the outstanding capital stock of TTI. As of October 31, 1994, the Issuer and Mr. Estes entered into an agreement providing for the modification, extension and renewal of the Note, whereby the Note bears interest at 12% and matures on October 31, 1995. As of October 31, 1995, the Issuer and Mr. Estes entered into an agreement providing for the modification, renewal and extension of the Note whereby the principal amount of the Note was increased by the amount of accrued interest ($1,200,000), the maturity date of the Note was extended to January 29, 1996 and the interest rate was fixed at 17 1/2%. On March 1, 1996 the Note was again renewed and extended until December 31, 1996. At that time the interest rate was fixed at 10% per annum and the principal amount of the Note was increased by the amount of the accrued interest ($655,000). The Note continues to be secured by the assets of TTI and the stock of TTI owned by the Issuer.

Item 4. Purpose of Transction.

          Mr. Estes acquired beneficial ownership of the shares of Common Stock as part of the consideration paid to him by the Issuer for the acquisition of TTI. He has no plans or proposals with respect to the Issuer required to be reported pursuant to this Item.


Item 5.        Interest in Securities of the Issuer.

     (a) As of the date of this filing, Mr. Estes beneficially owns 2,000,000 shares of Common Stock (the "Shares"), representing approximately 15.21% of the Common Stock outstanding on May 17, 1996.

     (b)  Mr. Estes has sole voting and dispositive power over 2,000,000 Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               As Described in Item 3, the Issuer acquired TTI from Mr. Estes. In connection with this acquisition the following agreements were entered into:

                    Stock Purchase Agreement, dated as of November 22, 1993, as amended, between Polyphase Corporation, Texas Timberjack, Inc., and Harold Estes

                    Promissory Note from Polyphase Corporation, as maker, to Harold Estes, dated October 31, 1994, in the aggregate principal amount of $10,000,000

                    Pledge Agreement, dated as of June 24, 1994, between Polyphase Corporation and Harold Estes

                    Security Agreement, dated as of June 24, 1994, between Texas Timberjack, Inc. and Harold Estes

                    Registration Rights Agreement, dated as of October 31, 1994, by and between Polyphase Corporation and Harold Estes

                    Renewal Promissory Note from Polyphase Corporation, as maker, to Harold Estes, dated October 31, 1995 in the aggregate principal amount of $11,200,000

                    Amended Security Agreement between Texas Timberjack, Inc. as Pledgor and Harold Estes as Secured Party dated October 31, 1995

                    Amended Pledge Agreement between Polyphase Corporation as Pledgor and Harold Estes as Secured Party dated October 31, 1995

                    First Amended and Restated Renewal Promissory Note dated March 1, 1996 in the aggregate principal amount of $11,855,000

Item 7. Materials Filed as Exhibits.

     (1) Stock Purchase Agreement, dated as of November 22, 1993, as amended, between Polyphase Corporation, Texas Timberjack, Inc., and Harold Estes

     (2) Promissory Note from Polyphase Corporation, as maker, to Harold Estes, dated October 31,1994, in the aggregate principal amount of $10,000,000

     (3) Pledge Agreement, dated as of June 24, 1994, between Polyphase Corporation and Harold Estes

     (4) Security Agreement, dated as of June 24, 1994, between Texas Timberjack, Inc., and Harold Estes

     (5) Registration Rights Agreement, dated as of October 31, 1994, by and between Polyphase Corporation and Harold Estes

     (6) Renewal Promissory Note from Polyphase Corporation, as maker, to Harold Estes dated October 31, 1995 in the aggregate principal amount of $11,200,000

     (7) Amended Security Agreement between Texas Timberjack, Inc. as Pledgor, and Harold Estes as Secured Party dated October 31,1995

     (8) Amended Pledge Agreement between Polyphase Corporation as Pledgor and Harold Estes as Secured Party dated October 31, 1995

     (9) First Amended and Restated Renewal Promissory note dated March 1, 1996 in the principal amount of $11,855,000

                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   August  15, 1996



                                    By: HAROLD L. ESTES
                                        Harold L. Estes

                           STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is made and entered into as of the 23rd day of November, 1993, by and among Harold Estes (the "Seller") and Texas Timberjack, Inc., a Texas corporation (the "Company"), and POLYPHASE CORPORATION, a Pennsylvania corporation (the "Purchaser").

                                   RECITALS

      A. Whereas, the Company is owned 96.25% by the Seller and is engaged in the sale, financing and leasing of commercial timber and logging equipment; and

      B. Whereas, the Purchaser desires to acquire, and the Seller desires to sell, all of the outstanding capital stock of the Company from the Seller; and

      C. Whereas, the Company is required to be made a party to this Agreement in order to make certain representations and warranties to the Purchaser; and

      D. Whereas, the Purchaser, Seller and Company desire to enter into this definitive agreement to evidence their mutual intent as to the purchase and sale of all the outstanding capital stock of the Company owned by Seller.

      NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the parties hereto agree as follows:

      1. PURCHASE OF SHARES FROM SELLER. Subject to and upon the terms and conditions contained herein, at the Closing, the Seller shall sell, transfer, assign, convey and deliver to the Purchaser, free and clear of all adverse claims, security interests, liens, claims and encumbrances (other than those listed in Exhibit A and any restrictions under the Securities laws) and the Purchaser shall purchase, accept and acquire from the Seller, all of the outstanding shares of capital stock of the Company being 96,250 shares (the "Timberjack Shares").

      2. PURCHASE PRICE AND PAYMENT TERMS. The purchase price payable to the Seller by Purchaser for the Timberjack Shares shall be $13,500,000 cash and shall be paid by wire funds transfer in accordance with instructions given by Seller. If Seller should purchase all or part of the remaining 3.75% of Timberjack, Seller agrees to sell and Purchaser agrees to purchase such shares at a cash price equal to $140.23. Purchaser has deposited with Seller the sum of $500,000 as a nonrefundable deposit. If this Agreement closes, the amount of the deposit will be credited against the $13,500,000 in cash due Seller hereunder, and if this Agreement does not close, the entire amount of the deposit will be retained by Seller, the retention of such deposit will not otherwise affect Seller's rights and remedies hereunder, but in no event shall Seller be entitled to recover from Purchaser more than $1,000,000, inclusive of the deposit and expense reimbursement provided for in Section 13.1 for a breach of this Agreement by Purchaser.

      3. SPECIAL CONDITIONS. In addition to the consideration referred to in paragraph 2 above, Purchaser agrees as follows:

            A. Purchaser shall issue up to 100,000 shares (subject to adjustment as hereafter provided) of its Series A Preferred Stock to Seller.

            (i) Seller agrees not to convert such shares to shares of Purchaser's no par value common stock for a period of two years following the Closing unless within such period Purchaser registers any shares of its no par value common stock (other than on Form S-8 or Forms S-4) under the Securities Act of 1933, as amended, in which case Seller may at any time thereafter convert the shares of Series A Preferred Stock issued to Seller pursuant to this Section 3.A.

           (ii) In the event the outstanding shares of Purchaser's common stock shall be subdivided (stock split or otherwise), into a greater number of shares of common stock, the Conversion Rate (as defined in Section 7.J.) then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately increased. In the event the outstanding shares of Purchaser's common stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of common stock, the Conversion Rate then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased.

           (iii) In the event the Purchaser at any time or from time to time makes, or fixes a record date for the determination of holders of common stock entitled to receive any distribution payable in securities of the Purchaser, then and in each such event provision shall be made so that the holders of Series A Preferred Stock, including the Seller shall receive upon conversion thereof, in addition to the number of shares of common stock receivable thereupon, the amount of securities of the Purchaser which they would have received had their Series A Preferred Stock been converted into common stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period hereunder with respect to the rights of the holders of the Series A Preferred Stock.

           (iv) If the shares of common stock issuable on conversion of the Series A Preferred Stock shall be divided, subdivided, combined, changed into the same or a different number of shares of any other class or classes of stock or into notes, debentures, cash or other consideration, or any combination thereof, whether by capital reorganization, reclassification, merger (including a merger wherein the Purchaser is the surviving corporation) or otherwise (other than a subdivision, combination or consolidation of shares provided for above) the Seller shall, upon conversion of any Series A Preferred Stock issue pursuant hereto be entitled to receive, in lieu of each of the shares of common stock of the Purchaser which the Seller would have become entitled to receive but for such change, the same per share consideration (whether stock, securities, cash or otherwise) that the Seller would have received had he converted his Series A Preferred Stock immediately before that change.

           (v) The Purchaser will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of performance of any of the terms to be observed or performed hereunder by the Purchaser, but will instead at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rate against impairment.

           B. Purchaser hereby it acknowledges the employment agreements between Timberjack and Harold Estes and Mike Boatman each dated as of November 1, 1993 and agrees that they are to continue to be in effect to provide them with the continued responsibility for the conduct of Timberjack's business and operations.

           C. Purchaser further agrees that it shall, at the Closing Date, relieve Harold Estes of any personal obligations with respect to indebtedness of the Company including indebtedness of NationsBank of Texas, N.A. pursuant to the credit agreement (the "Credit Agreement") dated as of the 30th day of September, 1993 between the Company and NationsBank Texas, N.A.

           D. Purchaser acknowledges the existence of the Company's Profit Sharing Plan (the "Plan") and agrees that the Plan shall continue in its present form following the Closing.

           E. Purchaser acknowledges that the Company leases Seller's F 33 Bonanza, Serial No. CE1208, and that the airplane is used in the Company's business. The lease commencing November 1, 1996 for the airplane shall remain in full force and effect following the Closing and shall continue to be used in accordance with the terms of the lease by Seller in conducting the Company's business.

      4. CLOSING. Following approval by the Board of Directors and the shareholders of Polyphase, and subject to the conditions precedent set forth herein, the purchase of the Timberjack Shares shall take place either (i) at the offices of the Purchaser, 16885 Dallas Parkway, Suite 1400, Dallas, Texas, or
(ii) at such other place as may be mutually agreed upon between the parties, commencing at 10:00 a.m. local time on February 7, 1994. If the Closing does not occur by February 7, 1994 either Purchaser or Seller may terminate this Agreement, and, except as provided by Section 13.M, neither party shall have any further obligation to the other hereunder.

      5. REPRESENTATIONS AND WARRANTIES OF THE SELLER. Unless specifically stated otherwise, the Seller hereby represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

           A. ORGANIZATION AND GOOD STANDING; QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite corporate power and authority to carry on the business in which it is engaged, to own the properties it owns, and is duly qualified and licensed to do business and is in good standing in all jurisdictions where the nature of its business makes such qualification necessary and where failure to be qualified would have a material adverse effect on the Company.

           B. CAPITALIZATION. As of the execution date of this Agreement, the authorized capital stock of the Company consists of 100,000 shares all of which are issued and outstanding common stock with no par value. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable. The Company is not a party to or bound by, nor does the Seller have any knowledge of, any agreement, instrument, arrangement, contract, obligation, commitment or understanding of any character, written or oral, express or implied, relating to the issuance, sale, assignment, encumbrance, conveyance, transfer or delivery of any capital stock of the Company, except as described in Exhibit A hereto.

           C. DOCUMENTS GENUINE. All originals and/or copies of the Company's articles of incorporation and bylaws, each amended to date, and all minutes of meetings and written consents in lieu of meetings of shareholders, directors and committees or directors of the Company, financial data, and any and all other documents, material, data, files, or information which have been or will be furnished to Purchaser, are true, complete, correct and unmodified originals and/or copies of such documents, information, data, files or material.

           D. AUTHORIZATION AND VALIDITY. The execution, delivery and performance by the Company of this Agreement and any other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Company. This Agreement and any other agreement contemplated hereby have been or will be as of the Closing Date duly executed and delivered by the Company and constitute or will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

           E. RESTRICTIVE COVENANTS. Prior the consummation of the proposed transaction, the Company shall conduct its business in the ordinary and usual course and in compliance with all applicable laws, rules, and regulations. Furthermore, the Company will not, without the prior written consent of the Purchaser, (i) make any changes in its capital structure, (ii) incur any liability or obligation other than liabilities incurred in the ordinary and usual course of business, (iii) incur any indebtedness for borrowed money, (iv) make any loans or advances other than advances to employees in the ordinary and usual course of business, (v) declare or pay any dividend or make any other distribution with respect to its capital stock, (vi) issue, sell, or deliver or purchase or otherwise acquire for value any of its stock or other securities, (vii) mortgage, pledge, or subject to encumbrance any of its assets or properties, or (viii) sell or transfer any of its assets or properties except in the ordinary and usual course of business; provided, however, that nothing contained herein shall, or is intended to, inhibit current management in its conduct of the business of the Company and that such conduct shall be at the sole discretion of current management.

           F. ABSENCE OF CERTAIN CHANGES. Since March 31, 1993, (i) there has not been any material adverse change in the business, assets, results of operations, or financial condition of the Company; (ii) the business of the Company has been conducted only in the ordinary course consistent with past practice; (iii) except as set forth in Exhibit 5.F., the Company has not incurred any material liability, engaged in any material transaction, or entered into any material agreement outside the ordinary course of business consistent with past practice; and (iv) the Company has not suffered any material loss, damage, destruction, or other casualty to any of its assets (whether or not covered by insurance).

           G. CONSENTS/APPROVALS/CONFLICT. Except for the compliance with applicable federal and state securities laws, no consent, approval, authorization, or order of any court or governmental agency or other body is required for the Seller to consummate the sale of the Timberjack Shares. Except as set forth in Exhibit 5.G hereto, neither the execution, delivery, consummation, or performance of this Agreement shall conflict with, constitute a breach of the Company's respective articles of incorporation or bylaws, as amended to date, or any note, mortgage, indenture, deed of trust or other agreement or instrument to which the Company is a party or by which it is bound nor, to the best of the Seller's knowledge and belief, any existing law, rule, regulation, or any decree of any court or governmental department, agency, commission, board or bureau, domestic or foreign, having jurisdiction over Seller or the Company, nor result in the creation of any lien or other encumbrance upon the Timberjack Shares.

           H. FINANCIAL STATEMENTS. The Company shall have furnished to Purchaser its audited balance sheet, statements of operations and retained earnings, statements of cash flows, and notes to the financial statements relevant thereto, as of March 31, 1993 and 1992, and its unaudited balance sheet, statements of operations and retained earnings, statements of cash flows, and notes to the financial statements relevant thereto as of June 30, 1993 and Federal income tax returns for the three most recent fiscal years (collectively, the "Financial Statements"). Additionally, the Company shall provide on a timely basis, any other audited or unaudited financial statements and related information if and as required by any governmental agency prior to Closing.

           I. TAXES. To the best knowledge and belief of the Seller, all income, excise, unemployment, social security, occupational, franchise and any and all other taxes, duties, assessments or charges levied, assessed or imposed upon the Company by the United States or by any state or municipal government or subdivision or instrumentality thereof which are due and payable as of the Closing Rate have been duly paid, and all required tax returns or reports concerning any such items have been duly filed. Further, the Company has not waived any statutes of limitations with respect to any tax liability whatsoever nor have consents been filed by the Company pursuant to section 3419 (f) of the Internal Revenue Code of 1986.

           J. GUARANTEES OR INDEBTEDNESS TO AFFILIATES. Except as set forth in the Financial Statements on Exhibit 5.J hereto, there are no contracts or commitments by the Company directly or indirectly guaranteeing the payment or performance (or both) of any obligations of any third party person or entity whatsoever including the Company Shareholder. Further, except as set forth in the Financial Statements on Exhibit 5.J hereto, the Company is not indebted to any officer, director, employee, or shareholder thereof.

           K. PENDING OR THREATENED LITIGATION. To the best knowledge and belief of Seller, except as set forth on Exhibit 5.K hereto, there are no actions, governmental investigations, suits, arbitrations or other administrative, criminal or civil actions pending or threatened against the Company. In addition, to the best of the Seller's knowledge, the Seller does not know of any basis that exists for any such action, suit, investigation, arbitration, or proceeding.

           L. ESTOPPEL. All statements in this Agreement, or in any ancillary. information, document, financial statement, data, file, or material furnished or delivered in association herewith by Seller are true, correct and complete to the best of Seller's knowledge and belief.

           M. ACCESS TO INFORMATION. Seller and the company agree to make available access to any and all previous corporate files and records should the need arise or result from a legitimate third party inquiry which requires the purchaser to respond.

      6. ADDITIONAL REPRESENTATIONS AND WARRANTIES OF SELLER. Unless specifically stated otherwise, the Seller represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

           A. TITLE TO STOCK. On the day of closing, the Seller will be the sole registered owner and will have full right, power, and authority to sell and convey the Timberjack Shares and such shares will be free and clear of any and all liens, mortgages, pledges, or other rights or encumbrances whatsoever, except as disclosed on Exhibit 6.A. hereto. Specifically, there are no beneficial owners of such shares or of any interest in or to any such shares other than the Seller. Upon surrender of the Timberjack Shares to Purchaser for the considerations set forth herein, the Purchaser shall be deemed to have obtained good and merchantable title to said Timberjack Shares.

           B. LAW VIOLATIONS. Seller covenants that as per Item 401, paragraph
(f) sections 2 through 6 of Regulation S-K of the Securities Act of 1933 as amended and the Securities Act of 1934, as amended, he has not been convicted in any criminal proceedings or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses), nor has he been subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining him from, or otherwise limiting the engagement in any type of business practice; or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State Securities laws.

           C. INVESTMENT INTENT. The Seller will acquire any shares of the Purchaser's capital stock issued to him pursuant to Section 3.A. above for his own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except (i) in an offering covered by a registration statement filed with the Securities and Exchange Commission under the Securities Act covering the Polyphase Shares, or (ii) pursuant to an applicable exemption under the Securities Act. In acquiring the shares of the Purchaser's capital stock, the Seller is not offering or selling, and will not offer or sell, for the Company in connection with any distribution of any of the Purchaser's shares to be issued pursuant to Section 3.A. hereof.

           D. DISCLOSURE OF INFORMATION. The Seller acknowledges that he or his representatives have been furnished with substantially the same kind of information regarding Polyphase and its business, assets, results of operations, and financial condition prepared in connection with a public sale of the Purchaser's capital stock. The Seller further represents that he has had an opportunity to ask questions of and receive answers from representatives of Purchaser regarding Purchaser and its business, assets, results of operation, and financial condition and the terms and conditions of the issuance of the Purchaser's capital stock.

           E. INVESTMENT EXPERIENCE. The Seller acknowledges that he is able to fend for himself, can bear the economic risk of his investment in the Purchaser's capital stock, and has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Purchaser's capital stock.

           F. RESTRICTED SECURITIES. The Seller understands that any of the Purchaser's capital stock issued pursuant to Section 3.A. will not have been registered pursuant to the Securities Act or any applicable state securities laws, that the Purchaser's capital stock will be characterized as "restricted securities" under federal securities laws, and that under such laws and applicable regulations the Purchaser's capital stock cannot be sold otherwise disposed of without registration under the Securities Act or an exemption therefrom. In this connection, the Seller represents that he is familiar with Rule 144 promulgated under the Securities Act, as currently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Stop transfer instructions may be issued to the transfer agent for securities of the Purchaser (or a notation may be made in the appropriate records of the Purchaser) in connection with the shares of the Purchaser's capital stock issued pursuant to Section 3.A. hereof .

           G. LEGEND. It is agreed and understood by the Seller that the certificates representing the shares of the Purchaser's capital stock issued pursuant to Section 3.A. hereof shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

      THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

      7. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Unless specifically stated otherwise, the Purchaser represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

           A. ORGANIZATION AND GOOD STANDING; QUALIFICATION. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite corporate power and authority to carry on the business in which it is engaged, to own the properties it owns, and is duly qualified and licensed to do business and is in good standing in all jurisdictions where the nature of its business makes such qualification necessary or where the failure to be qualified would not have a material adverse effect on the Purchaser.

           B. AUTHORIZATION AND VALIDITY. The execution, delivery, and performance by the Purchaser of this Agreement and any other agreements contemplated hereby and thereby, will be, as of the Closing Date, duly authorized by the Purchaser's Board of Directors, and if necessary, by the shareholders of the Purchaser. This Agreement and any other agreement contemplated hereby have been or will be as of the Closing Date duly executed and delivered by the Purchaser and constitute or will constitute legal, valid, and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms.

           C. INVESTMENT INTENT. The Purchaser is acquiring the Timberjack Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except (i) in an offering covered by a registration statement filed with the Securities Act covering the Timberjack Shares, or (ii) pursuant to an applicable exemption under the Securities Act. In acquiring the Timberjack Shares, the Purchaser is not offering or selling, and will not, directly or indirectly, offer or sell, for the Company in connection with any distribution of the Timberjack Shares.

           D. DISCLOSURE OF INFORMATION. The Purchaser acknowledges that it or its representatives have been furnished with substantially the same kind of information regarding the Company and its business, assets, results of operations, and financial condition that would be prepared in connection with a public sale of the Timberjack Shares. The Purchaser further represents that it has had an opportunity to ask questions of and receive answers from the Company and its representatives regarding the Company and its business, assets, results of operation, and financial condition and the terms and conditions of the issuance of the Timberjack Shares.

           E. INVESTMENT EXPERIENCE. The Purchaser acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Timberjack Shares, and have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Timberjack Shares.

           F. RESTRICTED SECURITIES. The Purchaser understands that the Timberjack Shares will not have been registered pursuant to the Securities Act or any applicable state securities laws, that the Timberjack Shares will be characterized as "restricted securities" under Federal securities laws, and that under such laws and applicable regulations the Timberjack Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. In this connection, the Purchaser represents that it is familiar with Rule 144 promulgated under the Securities Act, as currently in effect, and understands that Rule 144 does not provide an exemption for the resale of the Timberjack shares. Stop transfer instructions may be issued to the transfer agent for securities of the Company (or a notation may be made in the appropriate records of the Company) in connection with the Timberjack Shares.

           G. LEGEND. It is agreed and understood by the Purchaser that the certificates representing the Timberjack Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

      THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

           H. PENDING OR THREATENED LITIGATION. There are no actions, governmental investigations, suits, arbitrations, or other administrative, criminal, or civil actions pending or threatened against Purchaser or its affiliates. In addition, to the best of Purchaser's knowledge, Purchaser does not know of any basis that exists for any such action, suit, investigation, arbitration, or proceeding.

           I. LAW VIOLATIONS. Purchaser covenants that as per Item 401, paragraph (f) Sections 2 through 6 of Regulation S-K of the Securities Act and the Securities Act of 1934, as amended, it has not been convicted on any criminal proceedings or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses), nor has it been subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently enjoining it from, or otherwise limiting the engagement in any type of business practice; or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws.

           J. CAPITALIZATION OF PURCHASER. Purchaser represents and warrants that, subject to Section 3.A.(i). hereof, each share of its Series A Preferred Stock is convertible into twenty shares of Purchaser's no par value common stock (the "Conversion Rate") at any time at the request of the holder of the Series A Preferred Stock. Purchaser has at least 100,000 shares of authorized but unissued Series A Preferred Stock and at Closing will have authorized and reserved for issuance a sufficient number of its no par value common shares to permit the immediate conversion into shares of the Purchaser's no par value common stock of all of its outstanding Series A Preferred Stock and any shares of Series A Preferred Stock that may be issued pursuant to Section 3.A. hereof.

      8. CONDITIONS TO OBLIGATIONS OF THE PURCHASER. All obligations of the Purchaser under this Agreement are subject to the fulfillment, prior to the Closing Date, of each of the following conditions (any one or more of which may, in the absolute discretion of the Purchaser, be waived by the Purchaser):

           A. DOCUMENTS DELIVERED TO THE PURCHASER. At the Closing, the following documents shall be delivered to the Purchaser:

           (i) Certificate(s) representing the Timberjack Shares to be delivered pursuant to this Agreement endorsed in blank or with stock powers attached and such shares will be reissued in the name of Purchaser;

           (ii) A certificate executed by the Seller and the Company dated the Closing Date, certifying that:

                (A) The representations and warranties of Seller and the Company contained in this Agreement are then true in all respects; and

                (B) Seller and the Company have complied with all agreements and conditions required by this Agreement to be performed or complied with by it;

           (iii) The delivery to Purchaser of certified copy of resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and authorizing the transfer of the Timberjack Shares, together with all documents to be executed and delivered by the Seller and the Company on the Closing Date.

           B. BOARD OF DIRECTOR AND SHAREHOLDER APPROVAL. The Board of Directors of the Purchaser shall approve and authorize the execution, delivery, and performance of this Agreement and performance of this Agreement shall be approved by a majority of the Purchaser's shareholders.

           C. FINANCING. Purchaser shall have obtained financing necessary to purchase the Timberjack Shares in an amount and on terms acceptable to the Purchaser.

           D. NO SUITS. As of the Closing there shall not be (i) any effective writs, judgments, decrees, orders, injunctions, or mandates outstanding of any nature whatsoever issued by a court or governmental agency of competent jurisdiction directing that the proposed sale of the Timberjack Shares not be consummated or (ii) any action, suit, or proceeding pending or threatened by or before any court or governmental body in which it is or may be sought to prohibit, substantially delay, or rescind the proposed sale of the Timberjack Shares.

      9. CONDITIONS TO OBLIGATIONS OF THE SELLER. All obligations of Seller under this Agreement are subject to the fulfillment, prior to the Closing, of each of the following conditions (any one of which may, in the absolute discretion of the Seller, be waived by the Seller):

           A. DOCUMENTS DELIVERED TO SELLER. At the Closing, the following documents shall be delivered to the Seller:

            (i) A certificate executed by the Purchaser dated as of the Closing, certifying that:

                  (A) The representations and warranties of the Purchaser contained in this Agreement are then true in all respects; and

                  (B) The Purchaser has complied with all agreements and conditions required by this Agreement to be performed or complied with by it.

            (ii) The deliver to seller of certified copy of resolutions adopted by the Board of Directors of the Purchaser authorizing the execution, delivery and performance of this Agreement, together with all documents to be executed and delivered by the Purchaser at the Closing.

           B. RELEASE OF SELLER. Purchaser shall have secured the release of Seller of all personal liability under the Credit Agreement with NationsBank, N.A. dated as of September 30, 1993, and under all promissory notes and guaranties executed on connection therewith.

           C. CONSENTS. The Board of Directors of the Purchaser shall have approved and authorized the execution, delivery, and performance of this Agreement on or before November 25, 1993. All necessary shareholder and stock exchange approvals required of Purchaser shall have been obtained by February 7, 1994 and all necessary governmental approvals to the transactions contemplated by this Agreement shall have been obtained by February 7, 1994.

           D. NO SUITS. As of the Closing there shall not be (i) any effective writs, judgments, decrees, orders, injunctions. or mandates outstanding of any nature whatsoever issued by a court or governmental agency of competent jurisdiction directing that the proposed sale of the Timberjack Shares not be consummated or (ii) any action, suit, or proceeding pending or threatened by or before any court or governmental body in which it is or may be sought to prohibit, substantially delay, or rescind the proposed sale of the Timberjack Shares.

      10. INDEMNIFICATION BY THE PURCHASER. The Purchaser hereby agrees to indemnify and hold harmless the Seller (and the Company in the event of a violation of Section 13.K. hereof) and its successors and assigns for the full amount of all losses, claims, expenses, or liabilities (including without limitation reasonable attorneys' fees) arising from or relating to (i) any breach of the representations and warranties made by the Purchaser in this Agreement, and (ii) any failure of the Purchaser duly to perform any covenant in this Agreement to be performed by the Purchaser. The indemnification provided by Purchaser hereunder shall be Seller's sole and exclusive remedy for any breach of this Agreement by the Purchaser.

      11. INDEMNIFICATION BY THE SELLER. The Seller hereby agrees to indemnify and hold harmless the Purchaser for the full amount of all losses, claims, expenses or liabilities (including without limitation reasonable attorneys' fees) arising from or relating to (i) any breach of the respective representatives and warranties made by the Seller and the Company in this Agreement or (ii) any failure of the Seller and the Company duly to perform any of their respective covenants in this Agreement to be performed by the Seller and the Company. The indemnification provided by Seller hereunder shall be Purchaser's sole and exclusive remedy for any breach of this Agreement by Seller, and in no event shall Seller's liability hereunder exceed $13,500,000 after the Closing or $500,000 in the event this Agreement does not close.

      12.  NECESSARY INFORMATION.

           A. PROVIDED TO PURCHASER. The Company shall furnish to the Purchaser promptly upon its request all information regarding the Company and its business, assets, properties, and financial condition which, in the reasonable judgment of the Purchaser, is necessary to enable the Purchaser to conduct their due diligence relating to the proposed sale of the Timberjack Shares. Each of the parties hereto shall furnish to the others all information concerning such party (including audited financial statements and statistical information) required for inclusion in any application or statement to be filed or made by the other party with or to any governmental agency or third party in connection with the proposed sale of the Timberjack Shares.

           B. PROVIDED TO SELLER. Following the Closing, Purchaser and the Company shall, upon twenty-four hours written request, make the books, records and tax returns available to Seller for review during normal business hours.

      13.  MISCELLANEOUS.

           A. AMENDMENT. This Agreement may be amended, modified, or supplemented only by an instrument in writing executed by all the parties hereto.

           B. ASSIGNMENT. Neither this Agreement nor any right created hereby or in any agreement entered into in connection with the transactions contemplated hereby shall be assignable by any party hereto without the written consent of the party not seeking assignment.

           C. PARTIES IN INTEREST; NO THIRD PARTY BENEFICIARIES. Except as otherwise provided herein, the terms and conditions or this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors, and assigns of the parties hereto. Neither this Agreement nor any other Agreement contemplated hereby shall be deemed to confer upon any person not a party hereto or thereto any rights or remedies hereunder or thereunder.

           D. ENTIRE AGREEMENT. This Agreement and the agreements contemplated hereby constitute the entire agreement of the parties regarding the subject matter hereof, and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

           E. SEVERABILITY. If any Provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

           F. SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND COVENANTS. The representations, warranties, and covenants contained herein shall survive the Closing and all statements contained in any certificate, exhibit or other instrument delivered by or on behalf of the Purchaser or the Seller and the Company, as the case may be, and, notwithstanding any provision in this Agreement to the contrary, shall survive the Closing for a period of six months.

           G. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS (BUT NOT THE RULES GOVERNING CONFLICTS OF LAWS) OF THE STATE OF TEXAS, AND THAT THE CITY AND COUNTY OF DALLAS, TEXAS IS THE APPROPRIATE VENUE FOR ANY ACTION COMMENCED UNDER THIS AGREEMENT.

           H. CAPTIONS. The captions in this agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

           I. GENDER AND NUMBER. When the context requires, the gender of all words used herein shall include the masculine, feminine and neuter and the number of all words shall include the singular and plural.

           J. REFERENCE TO AGREEMENT. Use of the words "herein," "hereof," "hereto" and the like in this Agreement shall be construed as references to this Agreement as a whole and not to any particular Article, Section, or provision in this Agreement, unless otherwise noted.

           K. CONFIDENTIALITY, PUBLICITY, AND DISCLOSURES. Each party shall keep this Agreement and its terms confidential, and shall make no press release or public disclosure, either written or oral, regarding the transactions contemplated by this Agreement without the prior knowledge and consent of the other parties hereto; provided that the foregoing shall not prohibit any disclosure (i) by press release, filing or otherwise that is required by federal securities laws, and (ii) to attorneys, accountants, investment bankers or other agents of the parties assisting the parties in connection with the transactions contemplated by this Agreement. In the event that the transactions contemplated hereby are not consummated for any reason whatsoever, the parties hereto agree not to disclose or use any confidential information they may have concerning the affairs of the other parties, except for information that is required by law to be disclosed.

           L. NOTICE. Any notice or communication hereunder or in any agreement entered into in connection with the transactions contemplated hereby must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand delivered or on the third business day following the date on which it is to be mailed. For purposes of notice, the addresses of the parties shall be:

           If to the Seller: Harold Estes
                             3409 S. Medford
                             Lufkin, Texas

           If to Purchaser: Polyphase Corporation
                            16885 Dallas Parkway, Suite 400
                            Dallas, Texas
                            Attn:  Paul A. Tanner, President

           M.   EXPENSES.  In the event that:

                  (i) Purchaser or Seller terminates this Agreement pursuant to
                  Section 4;

                  (ii) Purchaser fails or refuses to close this Agreement because the condition in Section D hereof is not satisfied;

                  (iii) Purchaser fails to obtain the financing referred to in
                  Section 8.C by February 7, 1994;

                  (iv) Purchaser fails to obtain any releases referred to in
                  Section 9.B; or

                  (v) Purchaser fails to timely obtain any consent referred to in Section 9.C;

the Purchaser shall within 10 days after written request by Seller, reimburse Seller for reasonable out-of-pocket expenses, including attorneys' fees, incurred by Seller in connection with the negotiation and preparation of this Agreement; provided, however, the amount of such reimbursement shall not exceed $25,000. Otherwise, each of the parties hereto shall pay its own fees and expenses incurred in connection with the transaction contemplated hereby.

           N. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Execution and delivery of this letter by exchange of facsimile copies bearing facsimile signature of a party shall constitute a valid and binding execution and delivery of this letter of intent by such party. Such facsimile copies shall constitute enforceable original ocuments.

Purchaser:

Polyphase Corporation


By:____________________________
     Paul A. Tanner, President



Seller:________________________
           Harold Estes



Company:________________________

Texas Timberjack, Inc.



By:______________________________
      Harold Estes, President

                                                                       EXHIBIT 2

                               PROMISSORY NOTE
                                 (this "Note")

$10,000,000.00                                         Date:  October 31, 1994

      FOR VALUE RECEIVED, the undersigned, Polyphase Corporation promises to pay to the order of Harold Estes ("LENDER"), at Lufkin, Texas, the principal sum of Ten Million and 00/100 Dollars ($10,000,000.00), upon the following terms:

      1. INTEREST. The unpaid principal balance hereof shall be due and payable, with interest thereon on at the rate of twelve percent (12%) per annum. Notwithstanding anything to the contrary contained herein, past due principal and interest shall bear interest at the rate of interest equal to the lesser of
(a) eighteen percent (18%) per annum or (b) the Maximum Lawful Rate. Interest shall be calculated at a daily rate equal to 1/365th of the applicable annual percentage rate. The "Maximum Lawful Rate" shall mean the maximum rate of interest from time to time permitted under federal or state laws now or hereafter applicable to this Note, after taking into account, to the extent required by applicable law, any and all relevant changes and calculations.

      2. PAYMENT OF PRINCIPAL AND INTEREST. The entire unpaid principal amount of this Note shall be due and payable on October 31, 1995.

      If any installment of principal on this Note shall become due on a Saturday, Sunday or other day on which national banks are not open for business, such payment shall be due on the next succeeding business day. Each payment hereunder (including any prepayment) received by Lender shall be applied first to the payment of accrued interest due hereunder, if any, and then to the reduction of the unpaid principal balance hereof. After the occurrence and during the continuation of any event of default (as hereinafter defined), any payment hereunder received by Lender may be applied in any manner as Lender determines, in his sole discretion.

      3. PREPAYMENT. The Borrower may, at its option upon five business days notice, prepay the outstanding amount of this Note, in whole or in part, with accrued interest but without any premium or other prepayment fee.

      4. SECURITY. The indebtedness evidenced hereby is secured by: (i) that certain Pledge Agreement dated June 24, 1994, as amended, between Borrower, as pledgor, and Lender, as secured party (the "Pledge Agreement"), whereby Borrower grants to Lender a first and prior lien and security interest in and upon the Pledge Stock (as defined in the Pledge Agreement) and (ii) that certain Security Agreement dated June 24, 1994, as amended, between Texas Timberjack, Inc., a Texas corporation, as debtor (the "Company"), and Lender, as secured party (the "Security Agreement"), whereby the Company grants to Lender a lien and security interest in and upon all of the Assets (as defined in the Security Agreement) of the Company.

      5. EVENTS OF DEFAULT: REMEDIES. Each of the following shall constitute an event of default hereunder:

      a. Borrower's failure to make any payment hereunder when due;

      b. Borrower's default under the terms and conditions of the Pledge Agreement;

      c. The Company's default under the terms and conditions of the Security Agreement;

      d. A decree or order by a court of competent jurisdiction shall have been entered either: (i) adjudging Borrower or the Company a bankrupt or insolvent, or (ii) approving a petition seeking reorganization or arrangement of the Borrower under state or federal law, or (iii) appointing for the

      Borrower or the Company a receiver, liquidator or trustee or assignee in bankruptcy or insolvency or any receiver of all or any substantial portion of its property, and such decree or order shall continue in force for a period of more than thirty days; or

      e. The Borrower or the Company shall institute any proceeding to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy or reorganization petition against it, or shall consent to the appointment of a receiver, liquidator, or trustee or assignee in bankruptcy or insolvency or any receiver of all or any substantial portion of its property, or Borrower makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts as they become due.

Upon the occurrence of any event of default, this Note, without notice or demand by Lender, shall become immediately due and payable. Upon the occurrence of an event of default Lender will be entitled to any and all remedies described in the Pledge Agreement and/or the Security Agreement, which remedies are incorporated herein for all purposes, and all other remedies available at law or in equity.

      6. CUMULATIVE RIGHTS. No delay on the part of the holder of this Note in the exercise of any power or right under this Note or any other agreement, instrument or document executed pursuant hereto or in connection herewith shall operate as a waiver thereof, nor shall a single or partial exercise of any other power or right. Enforcement by the holder of this Note of any security for the payment hereof shall not constitute any election by it of remedies so as to preclude the exercise of any other remedy available to it.

      7. WAIVER. Borrower and each surety, endorser, guarantor and other party ever liable for payment of any part hereof jointly and severally waive presentment and demand for payment, protest, notice of intention to accelerate, notice of acceleration and notice of protest and nonpayment, and agree that their liability on this Note shall not be affected by, and hereby consent to any renewal or extension in the time of payment hereof, any indulgences or any release or change on any security for the payment of this Note.

      8. USURY. Regardless of any provisions contained in this Note or in any other documents and instruments referred to herein, Lender shall never be deemed to have contracted for or be entitled to receive, collect, or apply as interest on this Note any amount in excess of the Maximum Lawful Rate, and in the event Lender ever receives, collects or applies as interest any such excess, such amount which would be excessive interest shall be applied to the reduction of the unpaid, principal balance of this Note, and, if the principal balance of this note is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds the Maximum Lawful Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non-principal payment as an expense, fee or premium, rather than as interest; and
(ii) exclude voluntary prepayments and the effect thereof; and (iii) amortize, prorate, allocate, and spread, in equal parts, the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout the term of this Note; provided that if this Note is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received during the actual period of existence thereof exceeds the Maximum Lawful Rate, the holder of this Note shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount due thereunder, and in such event, no holder of this Note shall be subject to any penalties provided by any laws for contracting for, charging for, or receiving interest in excess of the Maximum Lawful Rate.

      If at any time and from time to time Lender is prevented from collecting the rate of interest and the fees specified in this Note, by applicable law or governmental regulation, it shall be entitled to recoup the amount it would have otherwise been able to collect when such recoupment will not violate such applicable law or governmental regulation. Such recoupment shall be accomplished by the Borrower paying interest at the Maximum Lawful Rate until such time as Lender shall have fully recouped the interest it would have otherwise been able to collect from Borrower in the absence of such applicable law or governmental regulation. During any such period of recoupment, interest collected by Lender shall first be credited to payment of current interest due at the rate specified in this Note, then any remaining interest collected shall be applied to recoupment. When Lender shall have recouped all such interest, the interest rate payable by Borrower shall revert to the rate specified in this Note. In no event, however, shall the interest rate charged hereunder ever exceed the maximum rate of interest permitted by applicable law.

      9. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. THIS NOTE IS PERFORMABLE IN ANGELINA COUNTY, TEXAS, AND BORROWER WAIVES THE RIGHT TO BE SUED HEREON ELSEWHERE. COURTS WITHIN THE STATE OF TEXAS SHALL HAVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN LENDER AND BORROWER, WHETHER AT LAW OR IN EQUITY, INCLUDING, BUT NOT LIMITED TO, ANY AND ALL DISPUTES ARISING OUT OF OR RELATING TO THIS NOTE OR ANY OTHER AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED IN CONNECTION HEREWITH; AND VENUE IN ANY SUCH DISPUTE SHALL BE IN LUFKIN, TEXAS.

      10. ATTORNEY'S FEES. If this Note is not paid at maturity whether by acceleration or otherwise or is placed in the hands of an attorney for collection, or suit is filed hereon, or proceedings are had in probate, bankruptcy, receivership, reorganization, arrangement or other legal proceedings for collection thereof, Borrower agrees to pay Lender its collection costs, including a reasonable amount as attorney's fees, but in no event to exceed the maximum amount permitted by law.

      11. SEVERABILITY. If any portion of this Note is declared invalid, for any reason, such declaration shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Note had been executed with the invalid portion thereof eliminated.

      12. HEADINGS. The headings used herein are for convenience only, have no substantive content, may not thoroughly describe the contents of the paragraphs which they head and shall not be used in construing this Note.

      13. BUSINESS PURPOSE. The indebtedness represented by this Note (and any predecessor indebtedness extended and renewed hereby) was and is for business purposes only and not for any personal, family or household purposes.

      14. MODIFICATION, EXTENSION AND RENEWAL. This Note is a modification, extension and renewal of that one certain promissory note dated June 24, 1994 in the original amount of Ten Million and 00/100 Dollars ($10,000,000.00) given by Borrower to Lender (the "Original Note"). Following the execution and delivery of the this Note the Original Note will be marked "modified, extended and renewed" and attached hereto. The collateral given under the Pledge Agreement and the Security Agreement is not being released or modified.


      IN WITNESS WHEREOF, Borrower has duly executed this note as of the day and year above first written.

                                                          BORROWER:

                                                          POLYPHASE CORPORATION



                                                          By:/S/ PAUL A. TANNER
                                                                 Paul A. Tanner,
                                                                 President

                                       3
                                                                       EXHIBIT 3

                               PLEDGE AGREEMENT

      THIS PLEDGE AGREEMENT (this "Agreement") is made and entered into on June 24, 1994 (the "Effective Date"), between the POLYPHASE CORPORATION, ("Pledgor"), and HAROLD ESTES, ("Secured Party").

                               W I T N E S E T H:

      WHEREAS, pursuant to the terms of that one certain Stock Purchase Agreement dated November 22, 1993, as amended by amendments one through four thereto (the Stock Purchase Agreement, as amended is hereafter referred to as the "Stock Purchase Agreement") Pledgor has become the legal and beneficial owner of 100,000 shares (the "Stock") of the issued and outstanding Common Stock, no par value, of Texas Timberjack, Inc., a Texas corporation (the "Company"), which represents 100% of the outstanding shares of the Company; and

      WHEREAS, pursuant to the terms of the Stock Purchase Agreement, the Pledgor has concurrently herewith executed that certain Note (defined below) made payable to the order of the Secured Party;

      WHEREAS, Pledgor controls the Company and has concurrently herewith executed that certain Guaranty Agreement (the "Guaranty") for the benefit of Secured Party which guarantees the obligations of the Company to Secured Party; and

      WHEREAS, and in order to secure the payment and performance of all of the obligations of Pledgor under the Guaranty, Pledgor has agreed to grant to Secured Party a security interest in the property hereinafter described.

      NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained herein, and for the good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                                    ARTICLE 1
                       COLLATERAL AND SECURED INDEBTEDNESS

      Section 1.1 GRANT OF SECURITY INTEREST. Pledgor hereby assigns, pledges and grants a security interest in the following property (herein collectively called the "Collateral") to Secured Party:

           (a) the shares of stock in the Company, which are more particularly described on EXHIBIT "A" attached hereto and incorporated herein by reference (the "Pledged Stock"), all certificates representing the Pledged Stock, and all options and other rights, contractual or otherwise, arising in connection with, or relating to the Pledged Stock;

           (b) with respect to the Pledged Stock, all (i) dividends declared and payable in the form of cash, stock, securities, or property of any form;
      (ii) dividends or distributions payable upon the dissolution, or partial or total liquidation of the Company, or its successor in interest, or payable in connection with a reduction of capital, capital surplus or paid-in surplus; (iii) all other distributions, whether of cash, stock, other securities or other property of any form issued with respect to, in lieu of, in exchange for, the stock included in the Collateral (whether through stock split, spin-off, reclassification, merger, consolidation, acquisition, sale of assets, combination of shares, subdivision, redemption, payment of principal or otherwise); and

           (c) all proceeds arising out of the sale, exchange, redemption, or other disposition of all or any portion of the Pledged Stock or the Collateral.

      Section 1.2 SECURED OBLIGATIONS. This Agreement and the security interest herein created secures (i) the full and punctual payment and performance of all indebtedness, liabilities and obligations now owed or hereafter owed by Pledgor to Secured Party (the "Secured Obligations") including those under that certain Promissory Note executed by Pledgor in favor of Secured Party as of the Effective Date in the original principal amount of Ten Million Dollars ($10,000,000.00) (the "Note"), as the same may be renewed, extended, modified or amended from time to time and (ii) full and punctual performance of all of the obligations of Pledgor to Secured Party under the terms of the Stock Purchase Agreement.

                                   ARTICLE 2
                        REPRESENTATIONS AND WARRANTIES

      Section 2.1 REPRESENTATIONS AND WARRANTIES. Pledgor hereby represents and warrants to Secured Party as follows:

           (a) Pledgor has good and marketable title to the Collateral free and clear of any lien, security interest, charge or encumbrance except for the security interest created by this Agreement in favor of Secured Party. The Pledged Stock is duly authorized, validly issued, fully paid and nonassessable. No financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording office except such as may have been filed in favor of Secured Party.

           (b) Pledgor has the lawful right, power and authority to grant a security interest in the Collateral. The execution, delivery and performance of this Agreement have been duly and validly authorized by the Pledgor's Board of Directors. This Agreement, together with all filings and other actions necessary or desirable to perfect and protect such security interest, including the delivery of all stock certificates representing the Pledged Stock, when duly taken, creates a valid and perfected first priority security interest in the Collateral securing the payment and performance of the Secured Obligations.

           (c) No authorization, approval or other action by, and no notice to or filing with, any creditor of Pledgor or any governmental authority or regulatory body, is required (or if such notice, approval or authorization has been required, the same has been given or obtained) either (i) for Pledgor's grant of the security interest hereby created or for the execution, delivery or performance of this Agreement by Pledgor, or (ii) for the perfection or exercise by Secured Party of any rights and remedies hereunder. The Pledged Stock is subject to no restrictions or limitations on sale, assignment or transfer other than restrictions generally applicable to securities arising under State and Federal securities laws.

           (d) The delivery at any time by Pledgor to Secured Party of any Collateral constitutes a representation and warranty by Pledgor that, with respect to such Collateral: (i) Pledgor is the record and beneficial owner thereof, and (ii) the matters heretofore warranted in clauses (a) through
      (c) of this SECTION 2.1 are true and correct.


                                   ARTICLE 3
                 PLEDGOR'S AFFIRMATIVE AND NEGATIVE COVENANTS

      Until the Secured Obligations are paid and performed in full, or unless Secured Party otherwise consents in writing:

      Section 3.1 DELIVERY OF STOCK. Pledgor hereby covenants and agrees that, simultaneously with the execution of this Agreement, Pledgor will deliver to Secured Party all stock representing all of the Collateral, accompanied by duly executed blank stock powers for such certificates. In addition, Pledgor covenants and agrees to deliver to Secured Party all future original stock certificates or notes representing Collateral which is received by or on behalf of Pledgor after execution of this Agreement, accompanied by duly executed blank stock powers for each such certificate so delivered.

      Section 3.2 BOOKS AND RECORDS. Pledgor hereby covenants and agrees that he will keep accurate and complete books and records of the Collateral, and will, from time to time at request of Secured Party, deliver to or cause to be delivered to Secured Party such information regarding the Collateral as Secured Party may reasonably request.

      Section 3.3 INSPECTION RIGHTS. Pledgor hereby covenants and agrees to permit Secured Party, and such accountants or other agents as he may from time to time designate, to inspect during normal business hours all records of Pledgor relating to the Collateral, and to make copies of Pledgor's records during normal business hours.

      Section 3.4 NOTIFICATION. Pledgor hereby covenants and agrees to (i) promptly notify Secured Party of any material change in any material fact or circumstances warranted or represented by Pledgor in this Agreement or in any other document furnished by Pledgor to Secured Party in connection with the Collateral or the Secured Obligations; and (ii) to promptly notify Secured Party of any claim, action, or proceeding affecting title to the Collateral, or any part thereof, or the security interest granted in this Agreement, and, at the request of Secured Party, to appear in and defend, at Pledgor's expense, any such action or proceeding.

      Section 3.5 SALE OR TRANSFER OF COLLATERAL. Pledgor hereby covenants and agrees that it will not sell, assign, or transfer any of the Collateral or any interest therein to any person, firm, or corporation.

      Section 3.6 ENCUMBRANCE OF COLLATERAL. Pledgor hereby covenants and agrees that it will not create any security interest in the Collateral, or in any part thereof, other than the security interest created herein, or otherwise encumber or permit the Collateral to become subject to any lien, attachment, execution, sequestration, or other legal or equitable process.

      Section 3.7 ADDITIONAL SECURITIES. Pledgor will not consent to or approve any change in the Collateral or the issuance of any additional shares of any class of capital stock of the Company, or any securities convertible into, or exchangeable for, any such shares or any warrants, options, rights or other commitments entitling any person to purchase or otherwise acquire any shares of the Company.

      Section 3.8 FURTHER ASSURANCE. Pledgor hereby covenants and agrees to promptly execute and deliver to Secured Party from time to time, all such other assignments, certificates, supplemental documents and financing statements, and do all other acts or things as Secured Party may reasonably request in order to more fully evidence and perfect the security interest granted in this Agreement including, without limitation, the delivery of any additional stock certificates from time to time in Pledgor's possession which represent shares of stock which are part of the Collateral, and the doing of all other acts or things necessary or appropriate to enable Secured Party to fully protect and exercise its rights under this Agreement.

      Section 3.9 DISTRIBUTIONS. If Pledgor shall become entitled to receive or shall receive anything in value, including, but not limited to, any cash, any stock certificate (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or issued in connection with any reorganization or conversion), option or rights, whether as an addition to, in substitution of, or in exchange for any Collateral, or otherwise, or if any sums are paid upon or in respect of the Collateral upon the liquidation or dissolution of the issuer thereof then Pledgor hereby covenants and agrees to pay the same to Secured Party in the exact form received to be held by Secured Party as additional collateral for the Secured Obligations subject to the terms hereof; and in case any distribution of capital shall be made on or in respect of the Collateral or any property shall be distributed upon or with respect to the Collateral pursuant to any recapitalization or reclassification of the capital of the issuer thereof or pursuant to any reorganization of the issuer thereof, the property so distributed shall be delivered to the Secured Party to be held by him, as additional collateral for the Secured Obligations, subject to the terms hereof.

      Section 3.10 OPERATION OF THE COMPANY. Without the prior written consent of Secured Party, Pledgor shall not permit the Company to sell, transfer, assign or convey any of the Company's assets other than for adequate value in the ordinary course of business, (ii) shall not permit any liens, claims or encumbrances to be placed on the assets of the Company, and (iii) shall not permit the Company to make any loan, payments or distribution, whether by way of dividend, fees or otherwise to Pledgor or any of its Affiliates. As used herein the term "Affiliate" shall mean a person that directly, or indirectly through one or more intermediaries, controls, or in controlled by, or is under common control with, the person specified.


                                   ARTICLE 4
                        CERTAIN RIGHTS OF SECURED PARTY

      Section 4.1 VOTING RIGHTS; DIVIDENDS, REPLACEMENT OF COLLATERAL, ETC.

      (a) Secured Party shall have the right to exercise any and all voting rights and powers relating or pertaining to the Collateral, or any part thereof for any purpose not inconsistent with the terms of this Agreement. Pledgor agrees to keep Secured Party fully informed of the status of the Collateral, and to obtain the consent of Secured Party prior to any action taken which would affect the Collateral.

      (b) Any and all payments, receipts, dividends, distributions or exchanges or other items, all as more fully described in SECTION 1.1(B) above if received by Pledgor, must be held in trust for the benefit of Secured Party and be immediately delivered to Secured Party (accompanied by proper instruments of assignment or stock powers executed by Pledgor in accordance with Secured Party's instructions).

      (c) Following the occurrence of an Event of Default, and during the continuance thereof, and at the option of Secured Party following notice to Pledgor, all rights of Pledgor to deal with or alter the Collateral shall cease, and all such rights shall become vested in Secured Party who shall have the sole and exclusive right and authority to exercise such rights and powers.

                                   ARTICLE 5

                             DEFAULTS AND REMEDIES

      5.1 EVENTS OF DEFAULT. An Event of Default (herein so called) exists upon the occurrence of any one or more of the events described below:

           (a) All or any portion of the principal or interest or both under the Secured Obligations is not paid in full when it becomes due or an Event of Default has occurred under the Note, as such term is defined under the Note, (b) Pledgor fails to observe or perform any covenant, condition or obligation required to be observed by Pledgor hereunder or under the Stock Purchase Agreement, (c) any representation or warranty made herein by Pledgor was false at the time it was made, (d) Secured Party or Mike Boatman or both of them cease to be officers or directors of the Company for any reason or cease to constitute a majority of the Company's Board of Directors, (e) an Event of Default (as defined in the Security Agreement immediately hereafter referred to) has occurred under that one certain Security Agreement given by the Company to secure the Secured Obligations; or (f) Secured Party deems any part of the Collateral to be impaired or in jeopardy.

      Section 5.2 REMEDIES OF SECURED PARTY. Upon the occurrence of an Event of
Default:

             (a)  Secured Party may, at his sole option,

                        (i) reduce his claim to judgment, foreclose or otherwise
                  enforce his security interest in all or any part of the Collateral by any available judicial procedure;

                       (ii) after notification, if any, provided for in clause
                  (b) of this SECTION 5.2, sell or otherwise dispose of all or any part of the Collateral, and any such sale or other disposition may be as a unit or in parcels, by public or private proceedings, and by way of one or more contracts (it being agreed that the sale of any part of the Collateral does not exhaust Secured Party's power of sale, and that sales may be made from time to time until all of the Collateral has been sold or until the Secured Obligations have been paid in full);

                       (iii) apply by appropriate judicial proceedings for the
                  appointment of a receiver for the Collateral, or any part thereof, and Pledgor hereby consents to any such appointment;

                        (iv) buy all or any portion of the Collateral at any
                  public sale;

                       (v) buy the Collateral at any private sale if the
                  Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations; or

                       (vi) exercise any other rights granted to a secured party
                  under the Texas Business and Commercial Code (the "Code").


                  (b) Reasonable notification of time and place of any public sale of the Collateral or reasonable notification of the time after which any private sale or other intended disposition of the Collateral is to be made must be sent to Pledgor and to any other person entitled under the Code to notice; provided, however, that if the Collateral threatens to decline speedily in value or is of a type customarily sold on a recognized market, Secured Party may sell or otherwise dispose of the Collateral without notification, advertisement or other notice of any kind. Notice sent not less than ten (10) calendar days prior to the taking of the action to which such notice relates constitutes reasonable notification for purposes of this SECTION 5.2.

                  (c) Because of the Securities Act of 1933, as amended, or
             other laws or regulations, there may be legal restrictions or limitations affecting Secured Party in any attempts to dispose of all or any portion of the Collateral in the enforcement of its rights and remedies hereunder. For these reasons, Secured Party is hereby authorized by Pledgor, but not obligated, upon the occurrence of any Event of Default hereunder giving rise to Secured Party's rights to sell or otherwise dispose of the Collateral, to sell all or any part of the Collateral at private sale, subject to investment letter or in any manner which will not require the Collateral, or any part thereof, to be registered in accordance with the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder, or any other law or regulation, at the best price reasonably obtainable by Secured Party at any such private sale or other disposition in the manner mentioned above. Secured Party is also hereby authorized by Pledgor, but not obligated, to take such actions, give such notices, obtain such consents and do such other things as Secured Party deems necessary or appropriate in the exercise of reasonable judgment in the event of a sale or disposition of any of the Collateral. Pledgor clearly understands that Secured Party may approach a restricted number of potential purchasers and that a sale under such circumstances may yield a lower price for the Collateral, or any part or parts thereof, than would otherwise be obtainable if same were registered and sold in the open market. Pledgor agrees (i) that in the event Secured Party, after any Event of Default hereunder, sells the Collateral, or any portion thereof, at such private sale or sales, Secured Party may rely upon the advice of any investment banker or member firm of a national securities exchange as to the best price reasonably obtainable upon such a private sale thereof; and (ii) such reliance will be prima facie evidence that Secured Party handled such matter in a commercially reasonable manner under the Code.

      Section 5.3 WAIVERS BY PLEDGOR. Neither Pledgor nor anyone claiming by, through or under Pledgor, to the extent Pledgor may lawfully so agree, will set up, claim or seek to take advantage of any appraisement, valuation, stay, extension or redemption law now or hereafter in force in any locality where any of the Collateral is situated for purposes of applicable law, in order to prevent or hinder the enforcement of this Agreement, or the absolute sale of the Collateral, or the final and absolute putting into possession thereof, immediately after such sale, of the purchaser thereof; and Pledgor in Pledgor's own right and for all who may claim under Pledgor, hereby waives, to the full extent that Pledgor may lawfully do so, the benefit of all such laws and any and all right to have the Collateral marshalled upon any enforcement of the security interest herein granted, and Pledgor agrees that Secured Party or any court having jurisdiction to enforce such security interest may sell the Collateral in parts or as a unit.

      Section 5.4 APPLICATION OF PROCEEDS. Secured Party may apply the proceeds of any foreclosure sale hereunder as follows:

                  (a) first, to the payment of all reasonable costs and expenses of any enforcement, foreclosure, and collection hereunder and all proceedings in connection therewith, including reasonable attorneys' fees;

                  (b) then, to the reimbursement of Secured Party for all
             disbursements made by Secured Party for taxes, assessments, or liens which Secured Party deems expedient to pay;

                  (c) then, to the reimbursement of Secured Party of any other reasonable disbursements made by Secured Party in accordance with the terms hereof;

                  (d) then, to or among the reasonable costs, expenses,
             disbursements, reimbursements, fees, interest, and principal then owing and unpaid in respect of the Secured Obligations, in such priority as Secured Party may determine in its discretion; and

                  (e) then, to Pledgor or to each other person who may be
            entitled thereto by law.

If such proceeds are insufficient to discharge the entirety of the Secured Obligations, Secured Party may exercise any other available legal recourse against Pledgor for the deficiency.

      Section 5.5 ENFORCEMENT OF SECURED OBLIGATIONS. Nothing in this Agreement or in any other document executed in connection herewith affects or impairs the unconditional and absolute right of Secured Party to enforce the Secured Obligations as and when the same become due.


                                   ARTICLE 6
                            RIGHTS OF SECURED PARTY

      Section 6.1 SECURED PARTY APPOINTED ATTORNEY-IN-FACT. Pledgor hereby irrevocably appoints Secured Party as its attorney-in-fact, effective upon the occurrence of an Event of Default and for so long as such default is continuing, with full authority in the place and stead of Pledgor and in the name of Pledgor, to take any action and to execute any instrument which Secured Party deems necessary or advisable in the exercise of reasonable judgment to accomplish the purposes of this Agreement, including without limitation:

                  (a) to ask, demand, collect, sue for, recover, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral;

                  (b) to receive, endorse, and collect any drafts or other
             instruments, documents, and chattel paper, in connection with clause (a) of this SECTION 6.1;

                  (c) to file any claims or take any action or institute any proceeding which Secured Party may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of Secured Party against any of the Collateral;

                  (d) take any steps or action Secured Party deems reasonable to protect the Collateral; and

                  (e) endorse any certificates representing any of the
            Collateral.

      Section 6.2 PERFORMANCE BY SECURED PARTY. If Pledgor fails to perform any agreement contained herein, Secured Party may, following notice to Pledgor, himself perform or cause the performance of, such agreement, and the reasonable expenses of Secured Party incurred in connection therewith are payable by Pledgor under SECTION 6.7. In no event, however, will Secured Party have any obligation or duty whatsoever to perform any covenant or agreement of Pledgor contained herein, and any such performance by Secured Party is wholly discretionary with Secured Party.

      Section 6.3 DUTIES OF SECURED PARTY. The powers conferred upon Secured Party hereunder are solely to protect his interest in the Collateral and do not impose any duty upon him to exercise any such powers. Except for the safe custody of any Collateral in his possession and the accounting for money or other property actually received by him hereunder, Secured Party has no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral, except as otherwise expressly provided herein.

      Section 6.4 NO LIABILITY OF SECURED PARTY. Neither the acceptance of this Agreement by Secured Party, nor the exercise of any rights hereunder by Secured Party, is to be construed in any way as an assumption by Secured Party of any obligations, responsibilities, or duties of Pledgor arising in connection with the Collateral assigned hereunder or otherwise bind Secured Party to the performance of any obligations respecting the Collateral, it being expressly understood that Secured Party is not obligated to perform, observe, or discharge any obligation, responsibility, duty, or liability of Pledgor in respect of any of the Collateral, including, but not limited to, appearing in or defending any action, expending any money, or incurring any expense in connection therewith.

      Section 6.5 RIGHT TO DEFEND ACTION AFFECTING SECURITY. Secured Party may, at Pledgor's expense, appear in and defend any action or proceeding at law or in equity purporting to affect the security interest granted in the Collateral under this Agreement.

      Section 6.6 RIGHT TO PREVENT OR REMEDY DEFAULT. At any time following an Event of Default, and during the continuance thereof, Secured Party:

                  (a) may, but is not obligated to, take any action he
             reasonably deems necessary or desirable to prevent or remedy any such failure by Pledgor or otherwise to protect the security interest granted under this Agreement, and

                  (b) has the absolute and immediate right to take possession of any Collateral or any part thereof (not then in Secured Party's possession) to the extent and as often as Secured Party, in his reasonable discretion, deems necessary or desirable to protect the security interest created by this Agreement.

      Section 6.7 EXPENSES. All advances, costs, expenses, charges, and attorneys' fees which Secured Party deems necessary, proper or convenient to make, pay, or incur under any provision of this Agreement for the protection of his security or for the enforcement of any of his rights hereunder, or in foreclosure proceedings rightfully commenced and subsequently abandoned, or in any dispute or litigation with any third party in which Secured Party or the holder of the Note may become involved by reason of, or arising out of the Secured Obligations or the Collateral, unless the same result from Secured Party's gross negligence, willful wrongful act, or material breach of contract, will be a part of the Secured Obligations and must be paid by Pledgor to Secured Party, upon demand, and, at Secured Party's election, will bear interest until paid at the Default Rate as defined in the Note, from the date of demand until repaid by Pledgor.

      Section 6.8 SECURED PARTY'S RIGHT OF SET-OFF. Upon the happening of any event entitling Secured Party to pursue any remedy provided herein, or if Secured Party is served with garnishment process in which Pledgor is named as Defendant, whether or not the Pledgor is in default hereunder at the time, Secured Party may, but may not be required to, set-off any indebtedness owing by Secured Party to Pledgor against any of the Secured Obligations without first resorting to the security hereunder and without prejudice to any other rights or remedies of Secured Party or its security interest herein.

      Section 6.9 NO WAIVER. In case Secured Party has proceeded to enforce any right or remedy hereunder and such proceedings have been discontinued or abandoned for any reason, in each such instance, Pledgor and Secured Party will be restored to their former positions and rights hereunder with respect to the Collateral, and all rights, remedies, and powers of Secured Party will continue as if no such proceeding had been taken. No failure or delay on the part of Secured Party in exercising any right, remedy, or power under this Agreement or in giving or insisting upon strict performance by Pledgor hereunder or in giving notice hereunder may operate as a waiver of the same or any other power or right, and no single or partial exercise of any such power or right precludes any other or further exercise thereof or the exercise of any other such power or right. Secured Party, notwithstanding any such failure, has the right thereafter to insist upon the strict performance by Pledgor of any and all of the terms and provisions of this Agreement to by performed by Pledgor. The collection and application of proceeds, the entering and taking possession of the Collateral, and the exercise of the rights of Secured Party contained in this Agreement or in any documents executed in connection herewith, will not cure or waive any default, or affect any notice of default, or invalidate any acts done pursuant to such notice. No waiver by Secured Party of any breach or default of or by any party hereunder will be deemed to alter or affect Secured Party's rights hereunder with respect to any prior or subsequent default.

      Section 6.10 REMEDIES CUMULATIVE. No right or remedy reserved to Secured Party is intended to be exclusive of any other right or remedy, but each and every such right or remedy is cumulative, and not in lieu of, but in addition to any other rights or remedies given under this Agreement and any other documents executed in connection herewith. Any and all of Secured Party's rights and remedies may be exercised from time to time and as often as such exercise is deemed necessary or desirable by Secured Party.

      Section 6.11 RIGHT OF SECURED PARTY TO EXTEND TIME OF PAYMENT, SUBSTITUTE, RELEASE SECURITY, ETC. Without affecting the liability of any person for the payment of any of the Secured Obligations or the security interests of this Agreement on the Collateral for the full amount of any Secured Obligations unpaid, Secured Party may, without notice or without affecting or impairing the security interest or rights of Secured party granted or arising under this
Agreement:

                  (a) release any person liable for the payment of any of the
            Secured Obligations;

                  (b) extend the time or otherwise alter the terms of payment of any of the Secured Obligations;

                  (c) accept additional security for the Secured Obligations of any kind;

                  (d) alter, substitute, or release any property securing the
            Secured Obligations;

                  (e) resort to the Collateral for the payment of all or any portion of the Secured Obligations; or

                  (f) join in any agreement affecting or relating to this
            Agreement, the Collateral, or the Secured Obligations.

                                    ARTICLE 7
                                  MISCELLANEOUS

             Section 7.1 DEFINITIONS. In this Agreement, whenever the context so requires, the neuter gender includes the masculine and feminine, and the singular number includes the plural and vice versa. The terms "advances," "costs," and "expenses" include without limitation, reasonable attorneys' fees. The terms "indebtedness" and "obligations," include without limitation, all claims, demands, obligations, and liabilities whatsoever, however arising, whether owing by the subject person or entity individually or as a joint venturer, or jointly in common with any other party, and whether absolute or contingent, and whether owing by the subject person or entity as principal debtor, accommodation maker, guarantor or as endorser, liquidated or unliquidated, and whenever contracted, accrued or payable.

             Section 7.2 PARAGRAPH HEADINGS. The headings or paragraphs herein are inserted only for convenience and in no way define, describe, or limit the scope or intent of any provisions of this Agreement.

             Section 7.3 MODIFICATION OF AGREEMENT. No change, amendment, modification, cancellation, or discharge of any provision of this Amendment will be valid unless consented to in writing by Secured Party.

             Section 7.4 SUCCESSORS AND ASSIGNS. All covenants and agreements herein are binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and permitted assigns.

             Section 7.5 APPLICABLE LAWS. THIS AGREEMENT WILL BE CONSTRUED, INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAW. VENUE IN ANY PROCEEDING INVOLVING THIS AGREEMENT WILL BE IN ANGELINA COUNTY, TEXAS.

      Section 7.6 SEVERABILITY. If any provision of this Agreement is held to be invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement will remain unaffected.

      Section 7.7 NOTICES. All notices, demands, requests, or other communications to any party hereunder or referred to herein must be in writing and given to such party at its address set forth below, or at such other address as either party may hereafter specify for the purpose of notice to Pledgor or Secured Party. Each such notice, demand, request, or other communication is effective (a) if given by mail, seventy-two (72) hours after such communication is deposited in the mail with first-class postage prepaid, addressed as aforesaid, provided that such mailing is by registered or certified mail, return receipt requested; or (b) if given by any other means, when delivered at the address specified below.

             If to Pledgor:              Polyphase Corporation
                                         16885 Dallas Parkway, Suite 400
                                         Dallas, TX 75248

             If to Secured Party:        Harold Estes
                                         3409 S. Medford
                                         Lufkin, Texas 75901


      Section 7.8 ENTIRE AGREEMENT. THIS AGREEMENT CONTAIN THE ENTIRE AGREEMENT OF THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF. THE RIGHTS AND OBLIGATIONS OF THE PARTIES WILL BE DETERMINED SOLELY FROM THIS AGREEMENT AND THE OTHER DOCUMENTS ENTERED INTO IN CONNECTION HEREWITH, AND ANY PRIOR OR CONTEMPORANEOUS ORAL AGREEMENTS ARE

SUPERSEDED BY AND MERGED INTO THIS AGREEMENT. THIS AGREEMENT CAN ONLY BE VARIED OR MODIFIED BY WRITTEN INSTRUMENT SIGNED BY ALL THE PARTIES.

      Section 7.9 ATTORNEY'S FEES. The prevailing party in any litigation between any of the parties hereto arising under this Agreement or any of the documents executed in connection herewith is entitled to recover reasonable attorneys fees.

IN WITNESS WHEREOF, Pledgor and Secured Party have executed this Agreement on the day and year first above written.

                                         PLEDGOR:

                                         POLYPHASE CORPORATION


                                         By:      PAUL TANNER

                                         Title:    PAUL TANNER, PRESIDENT



                                         SECURED PARTY:


                                               HAROLD ESTES
                                         HAROLD ESTES

                                   EXHIBIT "A"

                                  PLEDGED STOCK

             Certificate No. 009, issued by Texas Timberjack, Inc., a Texas corporation, and dated June 24, 1994, in the name of Polyphase Corporation, representing One Hundred Thousand (100,000) shares of Common Stock, no par value, of Texas Timberjack, Inc.

                                                                       EXHIBIT 4

                        SECURITY AGREEMENT

      THIS SECURITY AGREEMENT is dated as of June 24, 1994, between TEXAS TIMBERJACK, INC., a Texas corporation ("PLEDGOR"), whose address is 3409 S. Medford, Lufkin, Texas, 75091, for the benefit of HAROLD ESTES, an individual, whose address is 3409 S. Medford, Lufkin Texas 75091. ("SECURED PARTY").

      WHEREAS, Secured Party has sold to Polyphase Corporation ("Polyphase") all of the issued and outstanding capital stock of Pledgor and Polyphase has given its $10,000,000 promissory note (the "Note") as partial consideration for the purchase of such stock; and

      WHEREAS, as a subsidiary of Polyphase, which is a public company, Pledgor expects to be able to obtain larger lines of credit at more attractive interest rates than previously available to it and to receive other direct benefits as a result of becoming a subsidiary of Polyphase;

      WHEREAS, as an inducement to Secured Party to extend such credit to Polyphase, Pledgor has agreed to grant Secured Party a security interest in the property described below and Pledgor acknowledges it will receive a direct benefit therefrom.

      NOW THEREFORE, for and in consideration of the premises and the mutual undertakings of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.    DEFINED TERMS.

      ACCOUNTS - all accounts, contract rights, chattel paper, instruments and documents, whether now owned or hereafter created or acquired by Pledgor or in which Pledgor now has or hereafter acquires any interest and arising out of or related to the Inventory.

      ACCOUNT DEBTOR - any person who is or may become obligated under or on account of an Account.

      CODE - the Uniform Commercial Code as adopted and in force in the State of Texas, as from time to time in effect.

      COLLATERAL - all of the Property and interests in Property described in
SECTION 2 hereof, and all other Property and interests in Property that now or hereafter secure the payment and performance of any of the Secured Indebtedness.

      EVENT OF DEFAULT - means the occurrence of any of the events referenced in
SECTION 5 of this Security Agreement.

      GENERAL INTANGIBLES - all general intangibles of Pledgor, whether now owned or hereafter created or acquired by Pledgor, including, without limitation, all chooses in action, causes of action, corporate or other business records, deposit accounts, inventions, designs, patents, patent applications, patent licenses, trademarks, trademark applications, trademark licenses, trade names, trade styles, service marks, trade secrets, goodwill, copyrights, registrations, licenses, franchises, engineering information, drawings, technical data, process and material specifications, know-how, improvements, ideas, discoveries, innovations, parts, lists, instructions, customer lists, tax refund claims, tax refunds, computer programs, all claims under guaranties, security interests or other security held by or granted to Pledgor to secure payment of any of the Accountants by an Account Debtor, all rights to indemnification and all other intangible property of every kind and nature (other than Accounts) arising out of or related to the Inventory.

      INVENTORY - all of Pledgor's inventory, whether now owned or hereafter acquired by Pledgor, including, but not limited to, all goods intended for sale or lease by Pledgor, or for display or demonstration; all work in process; all raw materials and other materials and supplies of every nature and description used or which might be used in connection with the manufacture, printing, packing, shipping, advertising, selling, leasing or furnishing of such goods or otherwise used or consumed in Pledgor's business; and all documents evidencing and General Intangibles relating to any of the foregoing.

      PROPERTY - any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

      SECURED INDEBTEDNESS - all indebtedness, obligations and liabilities of Polyphase to Secured Party including, but not limited to, the Note, whether now existing or hereafter existing from Polyphase to Secured Party, or arising, under this Security Agreement or otherwise and all renewals and extensions thereof, and all interest accruing thereon, fees charged in connection therewith, expenses reimbursable as provided therein, and attorneys' fees incurred in the enforcement or collection thereof, regardless of whether such indebtedness, obligations and liabilities are direct, indirect, fixed, contingent, joint, several or joint and several, and whether now existing or hereafter arising and however acquired.

      2. ASSIGNMENT AND GRANT OF SECURITY INTEREST. As collateral security for the prompt and complete payment of the Secured Indebtedness, and in order to induce Secured Party to sell raw materials, goods and other property to Pledgor and otherwise enter into transactions with Pledgor, Pledgor hereby assigns, mortgages, pledges and hypothecates to Secured Party, and hereby grants to Secured Party a continuing security interest in all the Property of Pledgor of the types described below, whether now owned or hereafter acquired, wherever located, howsoever arising or created, and whether now existing or hereafter arising, existing or created:

           (A)  Accounts;

           (B)  Inventory;

           (C)  General Intangibles;

           (D) All monies and other Property of any kind, now or at any time or times hereafter, in the possession or under the control of Secured Party or a bailee of Secured Party;

           (E) All accessions to, substitutions for and all replacements, products and cash and non-cash proceeds of (A), (B), (C) and (D) above, including, without limitation, proceeds of and unearned premiums with respect to insurance policies insuring any of the Collateral: and

           (F) All books and records (including, without limitation, customer lists, credit files, computer programs, print-outs, and other computer materials and records) of Pledgor pertaining to any of (A), (B), (C), (D), or (E) above.

      3. INDEBTEDNESS SECURED. The security interest and assignment of rights contained herein is granted to secure the Payment and performance of the Secured Indebtedness.

      4. PLEDGOR'S WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS. Pledgor represents, warrants, covenants and agrees with Secured Party as follows:

           (A) Pledgor has the authority to execute, deliver and perform this Security Agreement and the execution and performance hereof has been authorized by all necessary action of Pledgor.

           (B) Except as described on EXHIBIT A attached hereto, there is no financing statement or other document creating or evidencing a lien now on file in any public office covering any of the Collateral, nor is there any lien or encumbrance on any of the Collateral, and until the termination of this Security Agreement, Pledgor will not execute and there will not be on file in any public office any financing statement or statements, except as may have been or may hereafter be granted to Secured Party, and Pledgor further agrees that it will not grant, permit or suffer to exist any security interest, lien or encumbrance upon any of the Collateral, except as may be granted to Secured Party or described on EXHIBIT A.

           (C) Pledgor's principal place of business and chief executive office is set forth in the preamble of this Security Agreement. All Collateral, other than Inventory in transit, will at all times be kept by Pledgor at the address set forth in the Preamble of this Security Agreement.

           (D) Pledgor shall, at its expense, make, procure, execute and deliver such financing statement or statements, or amendments thereof or supplements thereto, or other instruments, certificates and supplemental writings, and do and deliver all acts, things, writings and assurances as Secured Party may from time to time reasonably require in order to comply with the Code, or any other applicable law, and to preserve and perfect the security interest hereby granted and the priority of such security interest.

           (E) In the event, for any reason, that the law of any jurisdiction other than the State of Texas becomes or is applicable to the Collateral, or any part thereof, or to any of the Secured Indebtedness, Pledgor agrees to execute and deliver all such instruments and to do all such other things as may be necessary or reasonably appropriate to preserve, protect and enforce Secured Party's security interest or lien under the law of such other jurisdiction, at least to the same extent as such security interest would be protected under the Code.

           (F) If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any promissory note or other instrument, such promissory note or instrument shall be immediately pledged to Secured Party under this Security Agreement and Pledgor shall deliver to Secured Party such instrument, duly endorsed in a manner satisfactory to Secured Party.

           (G) Pledgor covenants and warrants that, when any of the Collateral becomes subject to this Security Agreement, Pledgor is the owner of said Collateral and that Pledgor has good right, title and authority to pledge, sell, transfer and assign the same.

           (H) Except as described on EXHIBIT A or as otherwise approved in writing by Secured Party, Pledgor shall keep the Collateral free from any lien, attachment, security interest, sequestration, encumbrance or any other legal or equitable process, or any encumbrance of any kind or character.

           (I) Pledgor shall keep the Collateral in good repair and condition, and shall use reasonable care to prevent the Collateral from being damaged or depreciated, ordinary wear and tear excepted.

           (J) Pledgor shall perform fully all obligations imposed upon it by the agreements and instruments constituting part of the Collateral and maintain in full force and effect all such agreements and instruments, and shall not amend or modify such agreements or instruments without Secured Party's prior written consent.

           (K) Secured Party does not assume and shall never have any liability for the performance of any of Pledgor's obligations under the Collateral or any transaction, agreement or contract out of which the Collateral, or any part thereof, arises.

           (L) Pledgor shall promptly pay or cause to be paid, when due, all lawful charges and claims, whether for taxes, assessments, levies, labor, materials or otherwise, which might, or could if unpaid, become a lien or charge on the Collateral, unless and to the extent that the same are being contested in good faith by appropriate proceedings, that notice thereof has been delivered to Secured Party setting forth the nature and amount of the contested claim, and reserves deemed adequate by Secured Party have been established therefor.

           (M) Pledgor agrees to maintain and pay for insurance upon all Collateral wherever located, in storage or in transit in vehicles, including goods evidenced by documents, covering casualty, hazard, public liability and such other risks and in such amounts and with such insurance companies as shall be reasonably satisfactory to Secured Party to insure Secured Party's interest in the Collateral. Pledgor shall deliver the originals of such policies to Secured Party with satisfactory Secured Party's loss payable endorsements naming Secured Party loss payee. Each policy of insurance or endorsement shall contain a clause requiring the insurer to give not less than 30 days prior written notice to Secured Party in the event of cancellation of the policy for any reason whatsoever and a clause that the interest of Secured Party shall not be impaired or invalidated by any act or neglect of Pledgor or owner of the Property nor by the occupation of the premises for purposes more hazardous than are permitted by said policy. If Pledgor fails to provide and pay for such insurance, Secured Party may, at Pledgor's expense, procure the same, but shall not be required to do so. Pledgor agrees to deliver to Secured Party, promptly as rendered, true copies of all reports made in any reporting forms to insurance companies. Pledgor will maintain, with financially sound and reputable insurers, insurance with respect to its Properties and business against such casualties and contingencies of such type (including public liability, product liability, larceny, embezzlement, or other criminal misappropriation insurance) and in such amounts as is customary in the business or as otherwise required by Secured Party.

           (N) Pledgor shall not change its name, identity or corporate structure in any manner which might make any financing or continuation statement filed in connection herewith seriously misleading within the meaning of Section
9.402 of the Code (or any other then applicable provision of the Code) unless Pledgor shall have given Secured Party at least 60 days' prior written notice thereof and shall have taken all action (or made arrangements to take such action substantially simultaneously with such change if it is impossible to take such action in advance) necessary or reasonably requested by Secured Party to amend such financing statement or continuation statement so that it is not seriously misleading.

           (O) Pledgor will not change its principal place of business, change the location of any Collateral, or remove the records concerning the Collateral, unless it has given Secured Party at least 60 days' prior written notice of its intent to do so and has taken such action as is necessary or advisable in the opinion of Secured Party to cause Secured Party's security interest in the Collateral to continue to be a first priority perfected security interest.

           (P) Pledgor shall promptly execute and deliver to Secured Party all such other assignments, certificates, passbooks, supplemental writings, notices and financing statements and do all other acts or things as Secured Party may reasonably request in order to more fully evidence and perfect the security interest created herein.

           (Q) Pledgor shall not assume, guarantee, endorse, contingently agree to purchase or otherwise become liable, directly or indirectly, for the obligations or indebtedness of any other person or entity without the prior written consent of the Secured Party.

           (R) Pledgor shall notify Secured Party in writing, promptly upon Pledgor's learning thereof, of any litigation affecting Pledgor, if the damages sought or requested in such litigation exceed $5,000.

           (S) Pledgor shall not sell, pledge, transfer, assign, or otherwise dispose of or encumber all or any portion of its assets, including the Collateral, except for sales of Inventory in the ordinary course of business, and on ordinary business terms.

           (T) Pledgor will pay the Secured Indebtedness when due and perform when due all obligations, covenants, and agreements required to be performed by Pledgor under any instrument, document or agreement evidencing, creating, or relating to any of the Secured Indebtedness or under this Agreement.

           (U) Pledgor shall retain Mike Boatman and Harold Estes as a majority of the board of directors of the corporation and shall also continue to retain such individuals as officers of said corporation.

           (V) Pledgor shall not authorize, declare or make any dividend payments, authorize or make any management fee payments or otherwise authorize or distribute any other payments or distributions to Polyphase or any affiliate, subsidiary or other related entity without the prior written consent of Secured Party.

      5. EVENTS OF DEFAULT. The occurrence of any one or more of the following events shall constitute an "Event of Default":

           (A) The occurrence of any default or event of default as defined in or under any document, instrument or agreement between Pledgor and Secured Party relating to any of the Secured Indebtedness, including the Note.

           (B) Pledgor shall fail to pay any of the Secured Indebtedness, including the Note, which is owed to Secured Party by Pledgor, including, without limitation, any indebtedness, obligations or liabilities now or hereafter due under this Security Agreement.

           (C) The discovery by Secured Party that any statement, representation or warranty in this Security Agreement is false, misleading or erroneous in any respect.

           (D) The occurrence of a levy against any of the Collateral under any execution, attachment, sequestration or other writ, or the appointment of a receiver for the Collateral or any part thereof.

           (E) Pledgor shall fail promptly to perform and keep any of its covenants or agreements contained in this Security Agreement.

           (F) Pledgor shall (i) execute an assignment for the benefit of creditors or make any assignment for the benefit of creditors or make a proposal to the credits under any liquidation or make a proposal to the creditors under any liquidation, conservatorship, bankruptcy, rearrangement, insolvency, reorganization or similar debt or relief laws affecting the rights of creditors generally, from time to time in effect ("Debtor Relief Law"), or (ii) admit in writing his inability to pay his debts generally as they become due, or (iii) voluntarily seek, consent to or acquiesce in the benefit or benefits of any Debtor Relief Law, or (iv) voluntarily become a party in a proceeding provided for by any Debtor Relief Law that could suspend or otherwise effect the rights of Secured Party granted hereunder, or (v) consent to the appointment of a receiver, trustee, liquidator, conservator, or similar person for Pledgor or for all or substantially all of Pledgor's assets;

           (G) Pledgor shall voluntarily (i) have an order, judgment, or decree entered against him by any tribunal pursuant to any Debtor Relief Law that could suspend or otherwise affect any of the rights granted to Secured Party hereunder and such order, judgment, or decree is not permanently stayed or reversed within sixty (60) days after the entry thereof or (ii) have a petition filed Pledgor seeking the benefit or benefits provided for by any Debtor Relief Law that could suspend or otherwise affect any of the rights granted to Secured Party hereunder and such petition is not discharged within sixty (60) days after the filing thereof or (iii) have discharged or stayed within a period of sixty (60) days after the commencement thereof any attachment, sequestration, or similar proceeding against any assets of Pledgor.

      6. ACCELERATION OF THE SECURED INDEBTEDNESS. Without in any way limiting the right of Secured Party to demand payment of any portion of the Secured Indebtedness payable on demand, upon or at any time after the occurrence of an Event of Default, all or any portion of the Secured Indebtedness due or to become due shall, at the option of Secured Party and without notice or demand by Secured Party, become at once due and payable and Pledgor shall forthwith pay to Secured Party, in addition to any and all sums and charges due, the entire principal of and interest accrued on the Secured Indebtedness owed by Pledgor.

      7. REMEDIES AFTER DEFAULT. Upon and after the occurrence of an Event of Default, Secured Party shall have and may exercise from time to time the following rights and remedies:

           (A) All of the rights and remedies of a secured party under the Code or under other applicable law, and all other legal and equitable rights to which Secured Party may be entitled, all of which rights and remedies shall be cumulative, and none of which shall be exclusive, and shall be in addition to any other rights or remedies contained in this Security Agreement or any other document or instrument.

           (B) The right to take immediate possession of the Collateral, and (i) to require Pledgor to assemble the Collateral, at Pledgor's expense, and make it available to Secured Party at a place designated by Secured Party which is reasonably convenient to both parties, arid (ii) to enter any of the premises of Pledgor or wherever any of the Collateral shall be located, and to keep and store the same on said premises until sold (and if said premises be the Property of Pledgor. Pledgor agrees not to charge Secured Party for storage thereof).

           (C) The right to sell or otherwise dispose of all or any Inventory in its then condition, or after any further manufacturing or processing thereof, at public or private sale or sales, with such notice as may be required by law, in lots or in bulk, for cash or on credit, all as Secured Party, in its reasonable discretion, may deem advisable. Pledgor agrees that ten days written notice to Pledgor of any public or private sale or other disposition of such collateral shall be reasonable notice thereof, and such sale shall be at such locations as Secured Party may designate in said notice. Secured Party shall have the right to conduct such sales on Pledgor's premises, without charge therefor, and such sales may be adjourned from time to time in accordance with applicable law. Secured Party shall have the right to sell, lease or otherwise dispose of such Collateral, or any part thereof, for cash, credit or any combination thereof, and Secured Party may purchase all or any part of such Collateral at public or, if permitted by law, private sale and, in lieu of actual payment of such purchase price, may set off the amount of such price against the Secured Indebtedness.

           (D) Secured Party is hereby granted a license or other right to use, without charge, Pledgor's labels, patents, copyrights, rights of use of any name, trade secrets, trade names, trademarks and advertising matter, or any Property of a similar nature, as it pertains to the Collateral, in advertising for sale and selling any Collateral and Pledgor's rights under all licenses and all franchise agreements shall inure to Secured Party's benefit.

           (E) The proceeds realized from the sale of any Collateral may be applied, after allowing one business day for collection, first to the costs, expenses and attorneys' fees incurred by Secured Party in collecting the Secured Indebtedness, in enforcing the rights of Secured Party under this Security Agreement or any other document or instrument, and in collecting, retaking, completing, protecting, removing, storing, advertising for sale, selling and delivering any of the Collateral; secondly, to interest due upon any of the Secured Indebtedness; and thirdly, to the principal of the Secured Indebtedness. If such proceeds shall be insufficient to discharge the entire Secured Indebtedness owing by Pledgor, Secured Party shall have any other available legal recourse against Pledgor for the deficiency under the Secured Indebtedness.

      8. OTHER RIGHTS. At any time, either before or after the occurrence of an Event of Default, Secured Party shall have the following rights:

           (A) Secured Party may examine and inspect the collateral, wherever located.

           (B) Secured Party, and any accountants and other agents which Secured Party may from time to time designate, may visit and inspect Pledgor's properties, assets and books, and discuss Pledgor's affairs, finances arid accounts with Pledgor's employees, officers, directors and accountants, at such reasonable times as Secured Party may designate, and make and take away copies of Pledgor's records. Pledgor shall furnish to Secured Party any information requested by Secured Party in connection with the Collateral.

           (C) Upon reasonable prior notice to Pledgor (unless an Event of Default shall have occurred and be continuing, in which case no notice is necessary), Secured Party may make test verifications of Pledgor's Accounts in any manner and through any medium that is reasonable under the circumstances, and Pledgor agrees to furnish all such assistance and information as Secured Party may require in connection with such verifications.

      9. POWER OF ATTORNEY. Pledgor hereby irrevocably designates, makes, constitutes and appoints Secured Party (and all persons designated by Secured Party) as Pledgor's true and lawful attorney (and agent-in-fact) and Secured Party, or Secured Party's agent, may, without notice to Pledgor and in either Pledgor's or Secured Party's name, but at the cost and expense of Pledgor:

           (A) At such time or times hereafter as Secured Party or said agent, in its reasonable discretion may determine, endorse Pledgor's name on any checks, notes, acceptances, drafts, money orders or any other evidence of payment or proceeds of the Collateral which come into the possession of Secured Party or under Secured Party's control; and

           (B) At such time or times upon the occurrence and during the continuation of an Event of Default as Secured Party or its agent in its reasonable discretion may determine: (i) demand payment of the Accounts from the Account Debtors, enforce payment of the Accounts by legal proceedings or otherwise, and generally exercise all of Pledgor's rights and remedies with respect to the collection of the Accounts; (ii) settle, adjust, compromise, discharge or release any of the Accounts or other Collateral or any legal proceedings brought to collect any of the Accounts or other Collateral; (iii) sell or assign any of the Accounts and other Collateral upon such terms, for such amounts and at such time or times as Secured Party deems advisable; (iv) on behalf of Pledgor to endorse the name of Pledgor upon any checks, drafts or other instruments payable to Pledgor evidencing payment on each of the Deposits;
(v) take control, in any manner, of any item of payment or proceeds relating to any Collateral; (vi) prepare, file and sign Pledgor's name to a proof of claim in bankruptcy or similar document against any Account Debtor or to any notice of lien, assignment or satisfaction of lien or similar document in connection with any of the Collateral; (vii) receive, open and dispose of all mail addressed to Pledgor and to notify postal authorities to change the address for delivery thereof to such address as Secured Party may designate; (viii) endorse the name of Pledgor upon any of the items of payment or proceeds relating to any Collateral and deposit the same to the account of Secured Party on account of the Secured Indebtedness; (ix) endorse the name of Pledgor upon any chattel paper, document, instrument, invoice, freight bill, bill of lading or similar document or agreement relating to the Accounts, Inventory and any other Collateral; (x) use Pledgor's stationery and sign the name of Pledgor to verifications of the Accounts and notices thereof to Account Debtors; (xi) use the information recorded on or contained in any data processing equipment and computer hardware and software relating to the Accounts, Inventory, and any other Collateral and to which Pledgor has access; (xii) make and adjust claims under policies of insurance; and (xiii) do all other acts and things necessary, in Secured Party's determination, to fulfill Pledgor's obligations under this Agreement.

      10.  MISCELLANEOUS.

           (A) This Security Agreement may be presented to filing officers for recordation as a financing statement or other document evidencing the security interest created hereunder.

           (B) Regardless of any provision contained in any document or instrument evidencing or securing any Secured Indebtedness, Secured Party shall not be entitled to receive, collect or apply as interest on the Secured Indebtedness an amount which would be usurious and, to this end, in the event of the acceleration of the maturity of the Secured Indebtedness, or any item hereof, a proper credit shall be given for unearned interest and such unearned interest shall be immediately refunded to Pledgor.

           (C) It is agreed that any custom or usage to the contrary notwithstanding, Secured Party shall have the right at all times to enforce the covenants and provisions of this Security Agreement in strict accordance with its terms, notwithstanding any conduct or custom by Secured Party in refraining from so doing at any time, or any acceptance by Secured Party of partial performance by Pledgor.

           (D) Secured Party's rights, titles, interests, liens and securities under this Security Agreement are cumulative of all other rights, titles, interests, liens and securities which

Secured Party may now or at any time hereafter hold securing payment of the Secured Indebtedness, or any part thereof. Secured Party's remedies under this Security Agreement are cumulative of each other and of every other remedy which Secured Party may have at law or in equity, or in any other contract or other writing for the enforcement of any security interest or the collection of the Secured Indebtedness. The exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

           (E) This Security Agreement is binding upon Pledgor and Pledgor's successors arid assigns, and shall inure to the benefit of Secured Party and its successors and assigns. Secured Party may assign this Security Agreement or any of its rights and powers hereunder, with all or any of the Secured Indebtedness, and may assign and/or deliver to any such assignee any of the Collateral therefor and, in the event of such assignment, the assignee shall have all rights and remedies as if originally named in this Security Agreement in place of Secured Party and Secured Party shall be thereafter fully discharged from all responsibility hereunder.

           (F) Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of any of the Collateral in its possession if it takes such action for that purpose as Pledgor requests in writing, but Secured Party shall not be bound to follow such requests.

           (G) Any notice of sale, disposition or other action by Secured Party required by the Code and sent to Pledgor at Pledgor's address set forth in this preamble of this Security Agreement, or at such other address for Pledgor as may from time to time be shown on Secured Party's records, at least ten days prior to such action, shall constitute reasonable notice to Pledgor certified return receipt requested. Any such notice shall be deemed to have been given on the day it is mailed to such address.

           (H) No failure by Secured Party to exercise, and no delay in exercising, any right, power or remedy under this Security Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by Secured Party of any right, power or remedy under this Security Agreement preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

           (I) This is a security agreement and assignment of rights and is not a delegation of duties. Secured Party does not assume any of, nor shall Secured Party ever be liable for, any of the obligations, duties, covenants, warranties, representations or other liabilities of Pledgor in or under the Collateral. Secured Party shall not be liable for any loss of interest on or any penalty or charge assessed by any depository institution against funds in, payable on or credited to a deposit as a result of Secured Party's exercising any of its rights or remedies under this Security Agreement.

           (J) All representations and warranties shall survive the execution of this Security Agreement and shall be deemed to have been made continuously.

           (K) Any provision of this Security Agreement found to be prohibited by law shall be ineffective to the extent of such prohibition without invalidating the rest of this Security Agreement.

           (L) If all or part of the Secured Indebtedness is given in renewal or extension of or applied toward the payment of indebtedness secured by any mortgage, deed of trust, pledge, security agreement or other lien, Secured Party shall be, and hereby is, subrogated to all of the rights, titles, security interests and other liens securing the indebtedness so renewed, extended or paid.

           (M) After Pledgor executes this Security Agreement, it shall be a valid and binding obligation of Pledgor, whether or not Secured Party executes this Security Agreement.

           (N) This Security Agreement may not be amended, altered, or supplemented except in a writing executed by Secured Party.

           (O) GOVERNING LAW: CONSENT TO FORUM. THIS AGREEMENT HAS BEEN NEGOTIATED AND DELIVERED AT AND SHALL BE DEEMED TO HAVE BEEN MADE IN ANGELINA COUNTY, LUFKIN, TEXAS. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS; PROVIDED, HOWEVER, THAT IF ANY OF THE COLLATERAL SHALL BE LOCATED IN ANY JURISDICTION OTHER THAN TEXAS, THE LAWS OF SUCH JURISDICTION SHALL GOVERN THE METHOD, MANNER AND PROCEDURE FOR FORECLOSURE OF SECURED PARTY'S LIEN UPON SUCH COLLATERAL AND THE ENFORCEMENT OF SECURED PARTY'S OTHER REMEDIES IN RESPECT OF SUCH COLLATERAL TO THE EXTENT THAT THE LAWS OF SUCH JURISDICTION ARE DIFFERENT FROM OR INCONSISTENT WITH THE LAWS OF TEXAS. AS PART OF THE CONSIDERATION FOR NEW VALUE RECEIVED, AND REGARDLESS OF ANY PRESENT OR FUTURE DOMICILE OR PRINCIPAL PLACE OF BUSINESS OF PLEDGOR OR SECURED PARTY, PLEDGOR HEREBY CONSENTS AND AGREES THAT THE DISTRICT COURTS OF ANGELINA COUNTY, TEXAS OR, AT SECURED PARTY'S OPTION, THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF TEXAS, LUFKIN DIVISION, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN PLEDGOR AND SECURED PARTY PERTAINING TO THIS AGREEMENT OR TO ANY MATTER ARISING OUT OF OR RELATED TO THIS AGREEMENT. PLEDGOR EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND PLEDGOR HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING FOR SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT.

                PLEDGOR HAS READ AND UNDERSTANDS
                THE FOREGOING: ________ (INITIALS)

           (P) WAIVERS BY PLEDGOR. PLEDGOR WAIVES (i) PRESENTMENT, DEMAND AND PROTEST AND NOTICE OF PRESENTMENT, PROTEST, DEFAULT,
NON PAYMENT, MATURITY, RELEASE, COMPROMISE, SETTLEMENT, EXTENSION OR RENEWAL OF ANY OR ALL COMMERCIAL PAPER, ACCOUNTS, CONTRACT RIGHTS, DOCUMENTS, INSTRUMENTS, CHATTEL PAPER AND GUARANTIES AT
ANY TIME HELD BY SECURED PARTY ON WHICH PLEDGOR MAY IN ANY WAY BE LIABLE AND HEREBY RATIFIES AND CONFIRMS WHATEVER SECURED PARTY
MAY DO IN THIS REGARD; (ii) NOTICE PRIOR TO TAKING POSSESSION OR CONTROL OF THE COLLATERAL OR ANY BOND OR SECURITY WHICH MIGHT BE REQUIRED BY ANY COURT PRIOR TO ALLOWING SECURED PARTY TO EXERCISE ANY OF ITS REMEDIES; AND (iii) THE BENEFIT OF ALL VALUATION, APPRAISEMENT AND EXEMPTION LAWS. PLEDGOR ACKNOWLEDGES THAT THE FOREGOING WAIVERS ARE A MATERIAL INDUCEMENT TO SECURED PARTY'S

ENTERING INTO THIS AGREEMENT AND THAT SECURE PARTY IS RELYING UPON THE FOREGOING WAIVERS IN ITS FUTURE DEALINGS WITH BORROWER AND PLEDGOR. PLEDGOR WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THE FOREGOING WAIVERS WITH ITS LEGAL COUNSEL AND HAS KNOWINGLY AND VOLUNTARILY WAIVED ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

                PLEDGOR HAS READ AND UNDERSTANDS
                THE FOREGOING: _______ (INITIALS)

           (Q) ORAL AGREEMENTS INEFFECTIVE. THIS AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES, AND THIS AGREEMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BETWEEN THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

                PLEDGOR HAS READ AND UNDERSTANDS
                THE FOREGOING: ______ (INITIALS)

EXECUTED as of the day and year first set forth above.

                               Pledgor:

                               TEXAS TIMBERJACK, INC.



                               By:
                          Mike Boatmen, Vice-President


                               Secured Party:




                               Harold Estes

                            EXHIBIT "A"

                           (Prior Liens)

Comerica

NationsBank

                                                                       EXHIBIT 5

                         REGISTRATION RIGHTS AGREEMENT

      This Registration Rights Agreement ("Agreement") is made and entered into as of October 31, 1994, by and between Polyphase Corporation (the "Company") and Harold Estes (the "Investor"). This Agreement is entered into in connection with the modification, extension and renewal of that one certain Promissory Note dated June 24, 1994 in the amount of $10,000,000.00 given by the Company to the Investor. Pursuant to the terms of this Agreement the Company has agreed to provide the registration rights set forth in this Agreement as partial consideration for the modification, extension and renewal of such note.

      The parties hereby agree as follows:

      1.   DEFINITIONS

      As used in this Agreement, the following capitalized terms shall have the following meanings:

      HOLDER. The Investor, or any assignee of an Investor. For purposes of this Agreement, the Holder of Preferred Stock shall also be deemed to be the Holder of the Common Shares into which such Preferred Stock may be converted.

      MISSTATEMENT: An untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement, Prospectus or preliminary prospectus not misleading.

      COMMON SHARES:  The Common Shares of the Company.

      PERSON: A natural person, partnership, corporation, business trust, association, joint venture or other entity or a government or agency or political subdivision thereof.

      PREFERRED STOCK: The shares of the Company's Series A Preferred Stock issued to the Investor pursuant to the Purchase Agreement.

      PROSPECTUS: The prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

      REGISTRATION:  The registration described in Section 2 hereof.

      REGISTRATION EXPENSES: The out-of-pocket expenses of the Registration, including:

           (1) ALL registration and filing fees (including fees with respect to filings required to be made with the National Association of Securities Dealers, Inc.);

           (2) fees and expenses of compliance with securities or blue sky law (including fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities);

           (3)  printing, messenger, telephone and delivery expenses;

           (4) fees and disbursements of counsel for the Company and the Investor; and

           (5) fees and disbursements of all independent certified public accountants of the Company incurred specifically in connection with such Registration.

      REGISTRABLE SECURITIES: (a) The Common Shares issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, and (b) any securities issued or issuable with respect to such Common Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

      REGISTRATION STATEMENT: The registration statement which covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

      SECURITIES ACT:  The Securities Act of 1933, as from time to time amended.

      SEC:  The Securities and Exchange Commission.

      2.   REGISTRATIONS

      The Company has filed a Registration Statement with the SEC covering some of its Common Shares. The Company shall include in such Registration Statement the Registrable Securities held by the Investor.

      3.   REGISTRATION PROCEDURES

      The Company shall, as expeditiously as possible:

           (a) cause such Registration Statement to become effective and remain effective for two years.

           (b) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective for a period of two years;

           (c) deliver to the Holder and the underwriters, if any, without charge, as many copies of each Prospectus (and each preliminary prospectus) as such Persons may reasonably request, the Company hereby consenting to the use of each such Prospectus (or preliminary prospectus) by the Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus (or preliminary prospectus);

           (d) register or qualify Registrable Securities for offer and sale under the securities or blue sky laws of Texas and such other jurisdictions as the Holder or underwriters may designate in writing and do anything else necessary or advisable to enable the disposition in such jurisdiction of the Registrable Securities covered by the Registration Statement; and

           (e) insure that the Registration Statement contains no Misstatements.

      4.   REGISTRATION EXPENSES

      The Registration Expenses of all Registrations shall be borne by the Company.

      5.   MISCELLANEOUS

      (a)  NOTICES

           All notices and other communications for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier or air courier guaranteeing overnight delivery; (i) if to the Holder, at the most current address set forth in the Company's stock transfer books; and
(ii) if to the Company, at its principal office. All such notices and communications shall be deemed to have been duly given: at the time delivered by hand (including by telecopy), if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if to an air courier guaranteeing overnight delivery.

      (b)  SUCCESSORS AND ASSIGNS

           This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company and the Holder.

      (c)  COUNTERPARTS

           This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

      (d)  GOVERNING LAW

           This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

      (e)  SEVERABILITY

           In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall be affected or impaired thereby.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                               POLYPHASE CORPORATION


                               By: _______________________
                               Title: ____________________


                               INVESTOR



                               ----------------------------
                               Harold Estes

                                      3
                                                                       EXHIBIT 6

                                   RENEWAL
                               PROMISSORY NOTE
                                 (this "Note")

$11,200,000.00                                         Date:  October 31, 1995


      FOR VALUE RECEIVED, the undersigned, Polyphase Corporation (the "Borrower"), promises to pay to the order of Harold Estes ("Lender"), at Lufkin, Texas, the principal sum of Eleven Million Two Hundred Thousand and 00/100 Dollars ($11,200,000.00), upon the following terms:

      1. INTEREST. The unpaid principal balance hereof shall be due and payable on the Maturity Date (as hereafter defined), with interest thereon at the rate of seventeen and one-half percent (17 1/2%) per annum. Notwithstanding anything to the contrary contained herein, past due principal and interest shall bear interest at the rate of interest equal to the lesser of (a) eighteen percent (18%) per annum or (b) the Maximum Lawful Rate. Interest shall be calculated at a daily rate equal to 1/365th of the applicable annual percentage rate. The "Maximum Lawful Rate" shall mean the maximum rate of interest from time to time permitted under federal or state laws now or hereafter applicable to this Note, after taking into account, to the extent required by applicable law, any and all relevant changes and calculations.

      2. PAYMENT OF PRINCIPAL AND INTEREST. The entire unpaid principal amount of this Note shall be due and payable on February 29, 1996, (the "Maturity Date").

      If any installment of principal on this Note shall become due on a Saturday, Sunday or other day on which national banks are not open for business, such payment shall be due on the next succeeding business day. Each payment hereunder (including any prepayment) received by Lender shall be applied first to the payment of accrued interest due hereunder, if any, and then to the reduction of the unpaid principal balance hereof. After the occurrence and during the continuation of any event of default (as hereinafter defined), any payment hereunder received by Lender may be applied in any manner as Lender determines, in his sole discretion.

      3. PREPAYMENT. The Borrower may, at its option upon five business days notice, prepay the outstanding amount of this Note, in whole or in part, with accrued interest but without any premium or other prepayment fee.

      4. SECURITY. The indebtedness evidenced hereby is secured by: (i) that certain Pledge Agreement dated June 24, 1994, as amended, between Borrower, as pledgor, and Lender, as secured party (the "Pledge Agreement"), whereby Borrower grants to Lender a first and prior lien and security interest in and upon the Pledge Stock (as defined in the Pledge Agreement) and (ii) that certain Security Agreement dated June 24, 1994, as amended, between Texas Timberjack, Inc., a Texas corporation, as debtor (the "Company"), and Lender, as secured party (the "Security Agreement"), whereby the Company grants to Lender a lien and security interest in and upon all of the Assets (as defined in the Security Agreement) of the Company.

      5. EVENTS OF DEFAULT: REMEDIES. Each of the following shall constitute an event of default hereunder:

      a. Borrower's failure to make any payment hereunder when due;

      b. Borrower's default under the terms and conditions of the Pledge Agreement;

      c. The Company's default under the terms and conditions of the Security Agreement;

      d. A decree or order by a court of competent jurisdiction shall have been entered either: (i) adjudging Borrower or the Company a bankrupt or insolvent, or (ii) approving a petition seeking reorganization or arrangement of the Borrower under state or federal law, or (iii) appointing for the Borrower or the Company a receiver, liquidator or trustee or assignee in bankruptcy or insolvency or any receiver of all or any substantial portion of its property, and such decree or order shall continue in force for a period of more than thirty days; or

      e. The Borrower or the Company shall institute any proceeding to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy or reorganization petition against it, or shall consent to the appointment of a receiver, liquidator, or trustee or assignee in bankruptcy or insolvency or any receiver of all or any substantial portion of its property, or Borrower makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts as they become due.

Upon the occurrence of any event of default, this Note, without notice or demand by Lender, shall become immediately due and payable. Upon the occurrence of an event of default Lender will be entitled to any and all remedies described in the Pledge Agreement and/or the Security Agreement, which remedies are incorporated herein for all purposes, and all other remedies available at law or in equity.

      6. CUMULATIVE RIGHTS. No delay on the part of the holder of this Note in the exercise of any power or right under this Note or any other agreement, instrument or document executed pursuant hereto or in connection herewith shall operate as a waiver thereof, nor shall a single or partial exercise of any other power or right. Enforcement by the holder of this Note of any security for the payment hereof shall not constitute any election by it of remedies so as to preclude the exercise of any other remedy available to it.

      7. WAIVER. Borrower and each surety, endorser, guarantor and other party ever liable for payment of any part hereof jointly and severally waive presentment and demand for payment, protest, notice of intention to accelerate, notice of acceleration and notice of protest and nonpayment, and agree that their liability on this Note shall not be affected by, and hereby consent to any renewal or extension in the time of payment hereof, any indulgences or any release or change on any security for the payment of this Note.

      8. USURY. Regardless of any provisions contained in this Note or in any other documents and instruments referred to herein, Lender shall never be deemed to have contracted for or be entitled to receive, collect, or apply as interest on this Note any amount in excess of the Maximum Lawful Rate, and in the event Lender ever receives, collects or applies as interest any such excess, such amount which would be excessive interest shall be applied to the reduction of the unpaid, principal balance of this Note, and, if the principal balance of this note is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds the Maximum Lawful Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non-principal payment as an expense, fee or premium, rather than as interest; and
(ii) exclude voluntary prepayments and the effect thereof; and (iii) amortize, prorate, allocate, and spread, in equal parts, the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout the term of this Note; provided that if this Note is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received during the actual period of existence thereof exceeds the Maximum Lawful Rate, the holder of this Note shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount due thereunder, and in such event, no holder of this Note shall be subject to any penalties provided by any laws for contracting for, charging for, or receiving interest in excess of the Maximum Lawful Rate.

      If at any time and from time to time Lender is prevented from collecting the rate of interest and the fees specified in this Note, by applicable law or governmental regulation, it shall be entitled to recoup the amount it would have otherwise been able to collect when such recoupment will not violate such applicable law or governmental regulation. Such recoupment shall be accomplished by the Borrower paying interest at the Maximum Lawful Rate until such time as Lender shall have fully recouped the interest it would have otherwise been able to collect from Borrower in the absence of such applicable law or governmental regulation. During any such period of recoupment, interest collected by Lender shall first be credited to payment of current interest due at the rate specified in this Note, then any remaining interest collected shall be applied to recoupment. When Lender shall have recouped all such interest, the interest rate payable by Borrower shall revert to the rate specified in this Note. In no event, however, shall the interest rate charged hereunder ever exceed the maximum rate of interest permitted by applicable law.

      9. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. THIS NOTE IS PERFORMABLE IN ANGELINA COUNTY, TEXAS, AND BORROWER WAIVES THE RIGHT TO BE SUED HEREON ELSEWHERE. COURTS WITHIN THE STATE OF TEXAS SHALL HAVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN LENDER AND BORROWER, WHETHER AT LAW OR IN EQUITY, INCLUDING, BUT NOT LIMITED TO, ANY AND ALL DISPUTES ARISING OUT OF OR RELATING TO THIS NOTE OR ANY OTHER AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED IN CONNECTION HEREWITH; AND VENUE IN ANY SUCH DISPUTE SHALL BE IN LUFKIN, TEXAS.

      10. ATTORNEY'S FEES. If this Note is not paid at maturity whether by acceleration or otherwise or is placed in the hands of an attorney for collection, or suit is filed hereon, or proceedings are had in probate, bankruptcy, receivership, reorganization, arrangement or other legal proceedings for collection thereof, Borrower agrees to pay Lender its collection costs, including a reasonable amount as attorney's fees, but in no event to exceed the maximum amount permitted by law.

      11. SEVERABILITY. If any portion of this Note is declared invalid, for any reason, such declaration shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Note had been executed with the invalid portion thereof eliminated.

      12. HEADINGS. The headings used herein are for convenience only, have no substantive content, may not thoroughly describe the contents of the paragraphs which they head and shall not be used in construing this Note.

      13. BUSINESS PURPOSE. The indebtedness represented by this Note (and any predecessor indebtedness extended and renewed hereby) was and is for business purposes only and not for any personal, family or household purposes.

      14. MODIFICATION, EXTENSION AND RENEWAL. This Note is a modification, extension and renewal of that one certain renewed and extended promissory note dated October 31, 1994 in the original amount of Ten Million and 00/100 Dollars ($10,000,000.00) given by Borrower to Lender (the "First Amended Note"). Borrower acknowledges that the First Amended Note has matured. The First Amended Note was a modification, extension and renewal of that one certain promissory note dated June 24, 1994 in the original amount of Ten Million and 00/100 Dollars ($10,000,000.00) given by Borrower to Lender (the "Original Note"). Following the execution and delivery of the First Amended Note the Original Note was marked "modified, extended and renewed" and attached to the First Amended Note. Following the execution and delivery of this Note the First Amended Note will be marked "modified, extended and renewed" and the First Amended Note and the Original Note will be attached hereto. The collateral given under the Pledge Agreement and the Security Agreement is not being released or modified.

      15. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission, telexed or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      BORROWER:

           Polyphase Corporation
           16885 Dallas Parkway, Suite 400
           Dallas, Texas  75248
           Fax No. (214) 732-6430
           Attn:  Paul A. Tanner


      LENDER:

           Harold Estes
           3409 S. Medford
           Lufkin, Texas  75901
           Fax No. (409) 639-3673

      IN WITNESS WHEREOF, Borrower has duly executed this note as of the day and year above first written.

                               BORROWER:

                               POLYPHASE CORPORATION



                               By:  ________________________
                                    Paul A. Tanner, President


                                      4
                                                                       EXHIBIT 8

                            AMENDED PLEDGE AGREEMENT

      This Amended Pledge Agreement (the "Agreement") is made and entered into effective as of October 31, 1995 (the "Effective Date"), between Polyphase Corporation ("Pledgor"), and Harold Estes ("Secured Party").

                              W I T N E S S E T H:

      WHEREAS, pursuant to the terms of that one certain Stock Purchase Agreement dated November 22, 1993, as amended by amendments one through four thereto (the Stock Purchase Agreement, as amended is referred to herein as the "Stock Purchase Agreement") Pledgor has become the owner of 100,000 shares (the "Stock") of the issued and outstanding common stock, no par value of Texas Timberjack, Inc., a Texas corporation (the "Company"), which represents one hundred percent (100%) of the outstanding shares of the Company; and

      WHEREAS, pursuant to the terms of the Stock Purchase Agreement the Pledgor executed that certain Ten Million and 00/100 Dollar ($10,000,000.00) promissory note (the "Original Note") made payable to the order of the Secured Party; and

      WHEREAS, the Original Note has been modified, renewed and extended pursuant to the terms of a Renewal Promissory Note dated October 31, 1995 in the principal amount of Eleven Million Two Hundred Thousand and 00/100 Dollars ($11,200,000.00) (the "Renewal Note"); and

      WHEREAS, the Pledgor's obligations to the Secured Party have been secured pursuant to the terms of a Pledge Agreement dated as June 24, 1994 between Pledgor and Secured Party (the "Pledge Agreement"); and

      WHEREAS, it is the parties intention that the Pledge Agreement shall continue to secure the obligations of Pledgor to the Secured Party, including payment of the Renewal Note;

      NOW, THEREFORE, in consideration of the foregoing, the covenants and agreement contained herein, and for Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

      1. Section 1.2 of the Pledge Agreement is hereby amended to read in its entirely as follows:

           Section 1.2 SECURED OBLIGATIONS. This Agreement and the security interest herein created secures (i) the full and punctual payment and performance of all indebtedness, liabilities and obligations now owed or hereafter owing by Pledgor to Secured Party (the "Secured Obligations") including those under that certain promissory note executed by Pledgor in favor of Secured Party in the original principal amount of Eleven Million Two Hundred Thousand and 00/100 Dollars ($11,200,000.00) (the "Note"), as the same may be renewed, extended, modified or amended from time to time, and (ii) full and punctual performance of all the obligations of Pledgor to the Secured Party under the terms of the Stock Purchase Agreement.

      2. Except as otherwise provided herein, all terms, covenants and conditions contained in the Pledge Agreement continue in full force and effect without modification or alteration.

      Executed as of the 31st day of October, 1995.



                               ----------------------------
                                    Harold Estes

                               POLYPHASE CORPORATION



                          By _________________________
                                    Paul A. Tanner

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                                                                       EXHIBIT 9

                           FIRST AMENDED AND RESTATED
                             RENEWAL PROMISSORY NOTE
                                  (this "Note")

$11,855,000.00                                              Date:  March 1, 1996


        FOR VALUE RECEIVED, the undersigned, POLYPHASE CORPORATION (the "Borrower"), promises to pay to the order of HAROLD ESTES ("Lender"), at Lufkin, Texas, the principal sum of Eleven Million Eight Hundred Fifty Five Thousand and 00/100 Dollars ($11,855,000.00), upon the following terms:

        1. INTEREST. The unpaid principal balance hereof shall be due and payable on the Maturity Date (as hereafter defined), with interest thereon at the rate of ten percent (10%) per annum. Notwithstanding anything to the contrary contained herein, past due principal and interest shall bear interest at the rate of interest equal to the lesser of (a) eighteen percent (18%) per annum or (b) the Maximum Lawful Rate. Interest shall be calculated at a daily rate equal to 1/365th of the applicable annual percentage rate. The "Maximum Lawful Rate" shall mean the maximum rate of interest from time to time permitted under federal or state laws now or hereafter applicable to this Note, after taking into account, to the extent required by applicable law, any and all relevant changes and calculations.

        2. PAYMENT OF PRINCIPAL AND INTEREST. The entire unpaid principal amount of this Note shall be due and payable on December 31, 1996, (the "Maturity Date").

        If any installment of principal on this Note shall become due on a Saturday, Sunday or other day on which national banks are not open for business, such payment shall be due on the next succeeding business day. Each payment hereunder (including any prepayment) received by Lender shall be applied first to the payment of accrued interest due hereunder, if any, and then to the reduction of the unpaid principal balance hereof. After the occurrence and during the continuation of any event of default (as hereinafter defined), any payment hereunder received by Lender may be applied in any manner as Lender determines, in his sole discretion.

        3. PREPAYMENT. The Borrower may, at its option upon five business days notice, prepay the outstanding amount of this Note, in whole or in part, with accrued interest but without any premium or other prepayment fee.

        4. SECURITY. The indebtedness evidenced hereby is secured by: (i) that certain Pledge Agreement dated June 24, 1994, as amended, between Borrower, as pledgor, and Lender, as secured party (the "Pledge Agreement"), whereby Borrower grants to Lender a first and prior lien and security interest in and upon the Pledge Stock (as defined in the Pledge Agreement) and (ii) that certain Security Agreement dated June 24, 1994, as amended, between Texas Timberjack, Inc., a Texas corporation, as debtor (the "Company"), and Lender, as secured party (the "Security Agreement"), whereby the Company grants to Lender a lien and security interest in and upon all of the Assets (as defined in the Security Agreement) of the Company.

        5. EVENTS OF DEFAULT: REMEDIES. Each of the following shall constitute an event of default hereunder:

        a. Borrower's failure to make any payment hereunder when due;

        b. Borrower's default under the terms and conditions of the Pledge Agreement;

        c. The Company's default under the terms and conditions of the Security Agreement;

        d. A decree or order by a court of competent jurisdiction shall have been entered either: (i) adjudging Borrower or the Company a bankrupt or insolvent, or (ii) approving a petition seeking reorganization or arrangement of the Borrower under state or federal law, or (iii) appointing for the Borrower or the Company a receiver, liquidator or trustee or assignee in bankruptcy or insolvency or any receiver of all or any substantial portion of its property, and such decree or order shall continue in force for a period of more than thirty days; or

        e. The Borrower or the Company shall institute any proceeding to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy or reorganization petition against it, or shall consent to the appointment of a receiver, liquidator, or trustee or assignee in bankruptcy or insolvency or any receiver of all or any substantial portion of its property, or Borrower makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts as they become due.

Upon the occurrence of any event of default, this Note, without notice or demand by Lender, shall become immediately due and payable. Upon the occurrence of an event of default Lender will be entitled to any and all remedies described in the Pledge Agreement and/or the Security Agreement, which remedies are incorporated herein for all purposes, and all other remedies available at law or in equity.

        6. CUMULATIVE RIGHTS. No delay on the part of the holder of this Note in the exercise of any power or right under this Note or any other agreement, instrument or document executed pursuant hereto or in connection herewith shall operate as a waiver thereof, nor shall a single or partial exercise of any other power or right. Enforcement by the holder of this Note of any security for the payment hereof shall not constitute any election by it of remedies so as to preclude the exercise of any other remedy available to it.

        7. WAIVER. Borrower and each surety, endorser, guarantor and other party ever liable for payment of any part hereof jointly and severally waive presentment and demand for payment, protest, notice of intention to accelerate, notice of acceleration and notice of protest and nonpayment, and agree that their liability on this Note shall not be affected by, and hereby consent to any renewal or extension in the time of payment hereof, any indulgences or any release or change on any security for the payment of this Note.

        8. USURY. Regardless of any provisions contained in this Note or in any other documents and instruments referred to herein, Lender shall never be deemed to have contracted for or be entitled to receive, collect, or apply as interest on this Note any amount in excess of the Maximum Lawful Rate, and in the event Lender ever receives, collects or applies as interest any such excess, such amount which would be excessive interest shall be applied to the reduction of the unpaid, principal balance of this Note, and, if the principal balance of this note is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds the Maximum Lawful Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non-principal payment as an expense, fee or premium, rather than as interest; and
(ii) exclude voluntary prepayments and the effect thereof; and (iii) amortize, prorate, allocate, and spread, in equal parts, the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout the term of this Note; provided that if this Note is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received during the actual period of existence thereof exceeds the Maximum Lawful Rate, the holder of this Note shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount due thereunder, and in such event, no holder of this Note shall be subject to any penalties provided by any laws for contracting for, charging for, or receiving interest in excess of the Maximum Lawful Rate.

        If at any time and from time to time Lender is prevented from collecting the rate of interest and the fees specified in this Note, by applicable law or governmental regulation, it shall be entitled to recoup the amount it would have otherwise been able to collect when such recoupment will not violate such applicable law or governmental regulation. Such recoupment shall be accomplished by the Borrower paying interest at the Maximum Lawful Rate until such time as Lender shall have fully recouped the interest it would have otherwise been able to collect from Borrower in the absence of such applicable law or governmental regulation. During any such period of recoupment, interest collected by Lender shall first be credited to payment of current interest due at the rate specified in this Note, then any remaining interest collected shall be applied to recoupment. When Lender shall have recouped all such interest, the interest rate payable by Borrower shall revert to the rate specified in this Note. In no event, however, shall the interest rate charged hereunder ever exceed the maximum rate of interest permitted by applicable law.

        9. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. THIS NOTE IS PERFORMABLE IN ANGELINA COUNTY, TEXAS, AND BORROWER WAIVES THE RIGHT TO BE SUED HEREON ELSEWHERE. COURTS WITHIN THE STATE OF TEXAS SHALL HAVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN LENDER AND BORROWER, WHETHER AT LAW OR IN EQUITY, INCLUDING, BUT NOT LIMITED TO, ANY AND ALL DISPUTES ARISING OUT OF OR RELATING TO THIS NOTE OR ANY OTHER AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED IN CONNECTION HEREWITH; AND VENUE IN ANY SUCH DISPUTE SHALL BE IN LUFKIN, TEXAS.

        10. ATTORNEY'S FEES. If this Note is not paid at maturity whether by acceleration or otherwise or is placed in the hands of an attorney for collection, or suit is filed hereon, or proceedings are had in probate, bankruptcy, receivership, reorganization, arrangement or other legal proceedings for collection thereof, Borrower agrees to pay Lender its collection costs, including a reasonable amount as attorney's fees, but in no event to exceed the maximum amount permitted by law.

        11. SEVERABILITY. If any portion of this Note is declared invalid, for any reason, such declaration shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Note had been executed with the invalid portion thereof eliminated.

        12. HEADINGS. The headings used herein are for convenience only, have no substantive content, may not thoroughly describe the contents of the paragraphs which they head and shall not be used in construing this Note.

        13. BUSINESS PURPOSE. The indebtedness represented by this Note (and any predecessor indebtedness extended and renewed hereby) was and is for business purposes only and not for any personal, family or household purposes.

        14. MODIFICATION, EXTENSION AND RENEWAL. This Note is an amendment, restatement, modification, extension and renewal of that one certain renewal promissory note dated October 31, 1995 in the original amount of Eleven Million Two Hundred Thousand and 00/100 Dollars ($11,200,000.00) given by Borrower to Lender (the "Amended Note"). Borrower acknowledges that the Amended Note has matured. The Amended Note was a modification, extension and renewal for that one certain renewed and extended promissory note dated October 31, 1994 in the original amount of Ten Million and 00/100 Dollars ($10,000,000.00) (the "Prior Amended Note"). The Prior Amended Note was a modification, extension and renewal of that one certain promissory note dated June 24, 1994 in the original amount of Ten Million and 00/100 Dollars ($10,000,000.00) given by Borrower to Lender (the "Original Note"). Following the execution and delivery of the Amended Note, the Prior Amended Note was marked "modified, extended and renewed" and the Prior Amended Note and the Original Note were attached to the Amended Note and following the execution and delivery of the Prior Amended Note, the Original Note was marked "modified, extended and renewed" and attached to the Prior Amended Note. Following the execution and delivery of this Note, the Amended Note will be marked "modified, extended and renewed" and the Amended Note, the Prior Amended Note and the Original Note will be attached hereto. The collateral given under the Pledge Agreement and the Security Agreement is not being released or modified.

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
        15. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission, telexed or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        BORROWER:

               Polyphase Corporation
               16885 Dallas Parkway, Suite 400
               Dallas, Texas  75248
               Fax No. (214) 732-6430
               Attn:  Paul A. Tanner


        LENDER:

               Harold Estes
               3409 S. Medford
               Lufkin, Texas  75901
               Fax No. (409) 639-3673

        IN WITNESS WHEREOF, Borrower has duly executed this note as of the day and year above first written.

                                            BORROWER:

                                            POLYPHASE CORPORATION

                                            By:    ________________________
                                                   Paul A. Tanner, President

                                        4